Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-292023

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the "Prospectus Supplement"), together with the accompanying short form base shelf prospectus, dated December 15, 2025 (the "Shelf Prospectus"), to which it relates, as amended or supplemented (collectively, the "Prospectus"), and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and the Shelf Prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the "SEC"). Copies of the documents incorporated herein by reference may be obtained on request without charge from Aduro Clean Technologies Inc. at 542 Newbold St., London, Ontario N6E 2S5, Canada, telephone: (604) 362-7011, and are also available electronically under the Aduro Clean Technologies Inc.'s profile on the System for Electronic Document Analysis and Retrieval ("SEDAR+") at www.sedarplus.ca and the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") at www.sec.gov. See "Documents Incorporated by Reference".

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED DECEMBER 15, 2025

New Issue	December 15, 2025

ADURO CLEAN TECNOLOGIES INC.

444,434 COMMON SHARES

This prospectus supplement (this "Prospectus Supplement") of Aduro Clean Technologies Inc. ("Aduro", the "Corporation", "we" or "us"), together with the short form base shelf prospectus, dated December 15, 2025, to which it relates (the "Shelf Prospectus"), qualifies the distribution of up to 444,434 common shares of Aduro (the "Warrant Shares"), issuable from time to time upon the exercise of up to 444,434 common share purchase warrants (the "Warrants") issued by the Corporation (the "Offering"). See "Plan of Distribution".

The Warrants were initially qualified for distribution by a prospectus supplement dated June 9, 2025 (the "Former Canadian Unit Supplement") to a short form base shelf prospectus dated May 28, 2025 (the "Former Base Shelf"), filed with the securities commission or similar regulatory authority in the provinces of British Columbia and Ontario, and, in connection therewith, a final prospectus supplement dated June 9, 2025  (the "U.S. Former Prospectus Supplement") to its effective registration statement on Form F-10 as amended, supplemented and/or filed pursuant to Rule 429 under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") (the "Former Registration Statement") with the United States Securities and Exchange Commission (the "SEC") in connection with the offering (the "Unit Offering") by the Corporation to the public in the United States of units ("Units") of the Corporation at a price of US$8.44 per Unit, for aggregate gross proceeds of US$8,000,005.92. Each Unit was comprised of one common share of the Corporation (a "Common Share") and one-half of one Warrant. Each whole Warrant entitles the holder to purchase one Warrant Share at an exercise price of US$10.13 per Warrant Share for a period beginning immediately following the date of issuance and expiring three (3) years following the date of issuance. The Warrant Exercise Price was determined by negotiation between the Corporation and an underwriter for the Unit Offering (the "Underwriter").

Given the limited remaining capacity under the Former Base Shelf, on December 15, 2025 the Corporation filed with the securities commission or similar regulatory authority in each of the provinces of Ontario and British Columbia, a notice of withdrawal withdrawing the Former Base Shelf effective as of the date hereof. This Prospectus Supplement replaces the Former Canadian Unit Supplement in order to maintain the registration of the Warrant Shares upon the exercise of the Warrants issued in the Unit Offering under the U.S. Securities Act, beyond the withdrawal date of the Former Base Shelf under Canadian rules.

This Prospectus Supplement is filed pursuant to (i) the Shelf Prospectus filed in the provinces of British Columbia and Ontario and (ii) the Shelf Prospectus as a part of the Corporation's registration statement on Form F-10, as amended (File No. 333-292023) (the "Registration Statement"), which was initially filed with the SEC, under the U.S. Securities Act on December 9, 2025, as amended on December 15, 2025 (the "Amendment"). The Registration Statement became automatically effective upon filing of the Amendment pursuant to Rule 467(a) of the U.S. Securities Act on December 15, 2025.

The Common Shares are listed and posted for trading on the Nasdaq Capital Market ("Nasdaq") under the symbol "ADUR", on the Canadian Securities Exchange (the "CSE") under the symbol "ACT", and on the Frankfurt Exchange ("FSE") under the symbol "9D5". On December 15, 2025, the closing price of the Common Shares on the Nasdaq, the CSE and FSE were US$12.77, C$17.81 and €$11.60, respectively.

There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased in the Offering. In addition, the Warrants will not be listed for trading on Nasdaq, the CSE or any other stock exchange. This may affect the pricing of the Warrants, the transparency and availability of trading prices for the Warrants and the liquidity of the Warrants. See "Risk Factors".

An investment in the Warrant Shares involves significant risks. You should carefully consider the "Risk Factors" section in this Prospectus Supplement, and in the accompanying Shelf Prospectus, and any risk factors disclosed in the documents incorporated by reference herein and therein, as well as the information under the heading "Cautionary Note Regarding Forward-Looking Information".

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This Prospectus Supplement qualifies the distribution of the Warrant Shares the holders of the Warrants. No underwriters, dealers or agents have been involved in the preparation of this Prospectus Supplement or the accompanying Shelf Prospectus, nor will be involved in the sales of the Warrant Shares.

Unless otherwise indicated, references in this Prospectus Supplement to "United States dollars" or "US$" are to United States dollars. Canadian dollars are referred to as "Canadian dollars" or "C$". See under "Financial Information and Currency".

Prospective investors should be aware that the holding or disposition of the Warrants or acquisition of the Warrant Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should consult and rely on their own tax advisors with respect to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of our securities. See "Certain U.S. Federal Income Tax Considerations" and "Certain Canadian Federal Income Tax Considerations".

The Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system ("MJDS") adopted by the United States and Canada, to prepare this Prospectus Supplement and the Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that some of the Corporation's officers and directors are residents of Canada, that some or all of the experts named in this Prospectus Supplement and the Shelf Prospectus may be residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See "Enforceability of Civil Liabilities".

Certain of the Corporation's directors, namely W. Marcus Trygstad, James E. Scott, and Marie Grönborg reside outside of Canada. Directors of the Corporation residing outside of Canada have appointed Aduro Clean Technologies Inc., 542 Newbold St., London, Ontario N6E 2S5, Canada as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See "Enforcement of Civil Liabilities".

Our head office is located at 542 Newbold St., London, Ontario N6E 2S5, Canada, and our registered and records office is located at Suite 2501, Bentall 5, 550 Burrard Street, Vancouver, British Columbia V6C 2B5, Canada.

TABLE OF CONTENTS FOR THE PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE SHELF PROSPECTUS

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Warrant Shares and also adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. The second part, the Shelf Prospectus, gives more general information, some of which may not apply to the Warrant Shares. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purposes of the Warrant Shares.

The Corporation has not authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). The Corporation takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Warrant Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this Prospectus Supplement. The Warrant Shares are not being offered in any jurisdiction where the offer or sale of such securities is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective date of each such document. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Shelf Prospectus and the information incorporated by reference herein and therein.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Warrant Shares. The Corporation does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Corporation's website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.

Unless otherwise noted or the context otherwise indicates, "Aduro", the "Corporation", "us" and "we" refer to Aduro Clean Technologies Inc. and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein may contain forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of Canadian and United States securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information may relate to anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking statements and information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements and information are neither historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

The forward-looking statements in this Prospectus Supplement, the Shelf Prospectus and the documents which are incorporated by reference herein and therein are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Corporation, including without limitation, risks:

  associated with the sale of the Warrant Shares;

  associated with the Corporation's ability to attract and retain key personnel;

  associated with the Corporation's history of operating losses;

  associated with the Corporation's limited operating history in the clean technologies market;

  associated with the highly complex and uncertain nature of developing technologically advanced products in the environmental technologies and recycling sectors;

  associated with the Corporation's ability to successfully scale and commercialize its proprietary Hydrochemolytic™ technology, including the risk that pilot projects may not lead to commercial adoption or revenue generation;

  associated with the Corporation's dependence on strategic partnerships, joint ventures, and government funding to advance its technology and operations;

  associated with the evolving regulatory landscape for chemical recycling, renewable fuels, and environmental technologies, which may impact the Corporation's ability to operate or expand in certain jurisdictions;

  associated with economic and political uncertainties;

  associated with governmental export and import controls;

  associated with the Corporation's limited financial liquidity;

  associated with the liquidity of the Common Shares;

  associated with the Corporation's need for additional financing, which may not be available on acceptable terms or at all;

  that the trading price of the Common Shares of the Corporation will be volatile;

  that shareholders' interests will be diluted through future stock offerings or options and warrant exercises;

  that sales of Common Shares, or the prospect of future sales, may depress the Corporation's stock price;

  associated with the Corporation's internal control over financial reporting;

  associated with successfully protecting patents and trademarks and other intellectual property rights;

  associated with potential intellectual property disputes;

  associated with disruptions or failures in information technology systems and network infrastructures;

  associated with significant disruption in, or breach in security of, the Corporation's information technology systems or violations of data protection laws;

  associated with potential political, legal and economic instability, foreign conflicts, and the impact of regional and global infectious illnesses in the countries in which the Corporation and the Corporation's customers, suppliers and contract manufacturers are located;

  related to periodic changes in a specific country's or region's economic conditions, such as recession;

  associated with natural disasters or other catastrophic events;

  associated with regulatory matters, including the Corporation's ability to obtain all required licenses to conduct its business, trade related barriers, certification requirements, and Canadian and foreign anticorruption laws;

  associated with fluctuations in foreign currency exchange rates;

  associated with the failure to comply with the U.S. Foreign Corrupt Practices Act;

  concerning the actual allocation of proceeds from any financings undertaken by the Corporation;

  concerning the Corporation's ability to use its net operating losses and certain other tax attributes;

  associated with the Corporation's ability to maintain its status as a "foreign private issuer" and that the rights of the Corporation's shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation;

  associated with any future characterization of the Corporation as a passive foreign investment company; and

  the other risk factors discussed under the heading "Risk Factors" in the AIF (as defined herein).

Although the Corporation has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in, or implied by, the forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from what is anticipated, estimated or intended. Those factors are described or referred to under the heading "Risk Factors" in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation's business operations.

Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained or incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. Such statements are based on a number of assumptions, which may prove to be incorrect, including, but not limited to, assumptions about the following:

  the state of the equity and debt capital markets;

  the supply and demand for the Corporation's products;

  the Corporation's expected operating and capital costs;

  the Corporation's ability to raise any necessary additional capital on reasonable terms to advance the research and development of its products and achieve its other business objectives;

  the economy and the clean technologies and recycling sectors in general;

  the success of the Corporation's technologies;

  the environmental impact of the Corporation's technologies;

  no unforeseen changes in the legislative and operating framework for the Corporation occur;

  the accuracy of budgeted costs and expenditures;

  the stability of foreign exchange rates;

  the cost of equipment and labor as anticipated;

  the receipt of any necessary regulatory approvals;

  the Corporation's ability to attract and retain skilled staff;

  prices and availability of equipment;

  the ability of contracted parties to provide goods and/or services on a timely basis or at all; and

  no significant events occur outside of the Corporation's normal course business.

All forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein are expressly qualified by the foregoing cautionary statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Corporation does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.

Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from the Secretary of the Corporation at the address set forth on the cover page of this Prospectus Supplement, and are also available electronically at www.sedarplus.ca ("SEDAR+") and www.sec.gov ("EDGAR").

The following documents, filed by the Corporation with securities commissions or similar regulatory authorities in Canada, which have also been filed with, or furnished to the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:

(a) the annual information form dated August 27, 2025 for the fiscal year ended May 31, 2025 (the "AIF").

(b) the audited annual consolidated financial statements for the years ended May 31, 2025 and 2024, together with the auditor's report thereon and the notes thereto;

(c) the management discussion and analysis for the year ended May 31, 2025;

(d) the material change report dated June 11, 2025;

(e) the material change report dated June 11, 2025;

(f) the material change report dated June 20, 2025;

(g) the material change report dated July 3, 2025;

(h) the material change report dated August 29, 2025;

(i) the material change report dated September 4, 2025;

(j) the material change report dated November 7, 2025;

(k) the interim condensed consolidated financial statements for the three months ended August 31, 2025, and the notes thereto;

(l) the management discussion and analysis for the three months ended August 31, 2025; and

(m) the notice of annual general meeting of shareholders and information circular dated September 17, 2025.

Any statement contained in this Prospectus Supplement, in the Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein and therein will be deemed to be modified or superseded for purposes of this Prospectus Supplement and the Shelf Prospectus to the extent that a statement contained in this Prospectus Supplement and the Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus Supplement and the Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Shelf Prospectus.

Any document of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the report of independent registered public accounting firm thereon, management's discussion and analysis and information circulars of the Corporation filed by the Corporation with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. In addition, all documents filed on Form 6-K, Form 20-F or Form 40-F by the Corporation with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the registration statement on Form F-10 of which this Prospectus Supplement forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

Upon the filing of a new annual information form and new annual consolidated financial statements by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus Supplement is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management's discussion and analysis of financial condition and results of operations, and material change reports, filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus Supplement and the Shelf Prospectus for purposes of the Warrant Shares under this Prospectus Supplement. Upon interim consolidated financial statements and the accompanying management's discussion and analysis of financial condition and results of operations being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, all interim consolidated financial statements and the accompanying management's discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management's discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus Supplement and the Shelf Prospectus for purposes of the future issuance of Warrant Shares under this Prospectus Supplement. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus Supplement and the Shelf Prospectus for purposes of the future issuance of Warrant Shares under this Prospectus Supplement.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and the Shelf Prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-292023) and deemed part of the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part: (a) the documents referred to under the heading "Documents Incorporated by Reference" in this Prospectus Supplement and in the Shelf Prospectus; (b) the consent of auditors; and (c) the Consent of the Corporation's Counsel, Cozen O'Connor LLP.

AVAILABLE INFORMATION

The Corporation is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act") and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by the Corporation with, or furnished to, the SEC may be obtained on EDGAR at the SEC's website: www.sec.gov.

The Corporation has filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act with respect to the Warrant Shares. This Prospectus Supplement and the Shelf Prospectus, including the documents incorporated by reference herein and therein, which form a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Warrant Shares, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus Supplement and the Shelf Prospectus, including the documents incorporated by reference herein and therein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC's website: www.sec.gov.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Corporation incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus are reported in Canadian dollars. The Corporation's consolidated financial statements for the years ended May 31, 2025 and 2024, as incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus, have been prepared in accordance with IFRS.

Unless otherwise indicated, references in this Prospectus Supplement to "United States dollars" or "US$" are to United States dollars. Canadian dollars are referred to as "Canadian dollars" or "C$".

The following table sets forth (i) the rate of exchange for the United States dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the United States dollar during such periods, expressed in Canadian dollars; and (iii) the high and low exchange rates for the United States dollar, expressed in Canadian dollars, during such periods, each based on the daily rate of exchange as reported by the Bank of Canada for conversion of United States dollars into Canadian dollars:

	Three months ended August 31, 2025	Fiscal Year Ended May 31
		2025	2024
Rate at end of period	C$1.3742	C$1.3758	C$1.4389
Average rate during period	C$1.3942	C$1.4014	C$1.3698
Highest rate during period	C$1.3897	C$1.4603	C$1.4416
Lowest rate during period	C$1.3558	C$1.3460	C$1.3316

On November 28, 2025, the daily exchange rate for the Canadian dollar in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = $1.3979.

ADURO CLEAN TECHNOLOGIES INC.

Aduro is an early-stage, Ontario-based clean technology company. We have developed a highly flexible and adaptable chemical recycling platform, our Hydrochemolytic™ Technology platform, featuring three unique technologies: Hydrochemolytic™ Plastics Upcycling, Hydrochemolytic™ Bitumen Upgrading, and Hydrochemolytic™ Renewables Upgrading. We currently direct our Hydrochemolytic™ Technology ("HCT") platform toward these three principal application areas. Our technology transforms lower-value feedstocks into useful, higher-value chemical feedstocks and fuels, and is protected by our ten patents (seven granted and three pending). A key strength of our approach is technology versatility that may confer both economic and operational flexibility to minimize implementation risks and costs and maximize implementation speed while adapting to a given customer's specific needs.

Our future business model is based principally on licensing, royalties, and research and development. However, we are still investigating different business models that may be a better fit to our operations. Monetization of the Aduro Clean Technologies platform through a licensing model reduces our need for capital while enabling a pathway to commercialization that our management believes is relatively straightforward, timely, and capital efficient.

We are developing commercial partnerships by means of demonstration projects. Management believes this strategy has been demonstrated to be very effective for building a pipeline of customer interests and agreements. Among the intended business benefits are developing long-term customer and partner relationships, a better understanding of geographical territories behaviors and characteristics and the potential impact of the technology from an environmental, social, and governance criteria. Although our technology can be implemented in stand-alone operations, management currently believes its greatest economic relevance and impact are achieved through integration into existing thermal operation infrastructure; however, this may change as the waste plastic recycling market is relatively young and continues to evolve under changing global regulatory frameworks. To support this objective, we are developing the Next Generation Process ("NGP") Pilot Plant, a demonstration-scale facility, and, if appropriate and validated, future commercial sites. These facilities are designed to validate our HCT at increasing scales, generate performance data, and provide tangible proof of commercial readiness. This approach is intended to enhance confidence among potential licensees and partners. While we continue to investigate different business models, including direct operation and joint ventures, our primary focus remains on enabling licensing opportunities through successful demonstration of our technology.

We have developed our technology platform to address different applications and market sectors. We are currently in the stage of scaling up our technology to a commercial process for our plastic and bitumen applications but do not have a definitive timeline for scaling up our technology to a commercial process for our plastic and bitumen applications. In the meantime, we are continuing to engage with prospective customers through technology evaluation projects to guide ongoing development. Recently, we have completed site preparation for the NGP Pilot Plant, received all main systems onsite, and commenced commissioning. Current activities taking place at the NGP Pilot Plant include sequential testing, subsystem verification, wet runs, and process tuning that is expected to run until mid-December 2025, including final preparations for integrated operation. Although we have already significantly progressed the design and construction of the NGP Pilot Plant, the commissioning and initial test runs have not yet been completed and remain as critical steps in our scale-up process. The data generated from the NGP Pilot Plant after its complete commissioning is critical to determine the respective specifications for the next demonstration plant scale and will provide necessary inputs for a life cycle assessment to assess and quantify the environmental performance of the HCT at a pilot scale. Trials of the NGP Pilot Plant are expected to commence in the first quarter of 2026. In addition to the advancement of the NGP Pilot Plant, we have also made advancements towards the demonstration plant. We have completed the basic design of the demonstration plant, selected its engineering partners and vendors, and made decisions regarding the type of site for the demonstration plant and the potential locations for the site. Work is expected to commence on the demonstration plant in early 2026 and commissioning of the demonstration plant is anticipated for the first half of 2027. Trials of the demonstration plant will occur in 2027, following the commissioning of the demonstration plant. These milestones reflect our ongoing progress toward commercial deployment of our technology.

We face a number of challenges in our industry given that we are a new and different concept from the existing approaches in our industry and our technology is not yet tested in a commercial setting. We also face many of the common challenges in upscaling of chemical processes, including challenges related to mass- and heat transfer, and equipment design. Some particular challenges include the handling of solid or semi-solid feedstock (plastic waste, bitumen), and the high degree of contamination (especially in waste plastic). In addition, our industry has a significant amount of unsettled regulation and many different approaches and strategies, as well as competition from an oversupply of low-cost, oil-derived virgin plastic.

While we have been successful with these engagements for the evaluation of our technology so far, and we are currently in discussions with a number of prospective customers and potential partners for possible collaboration, we currently do not have any definitive partnership agreements in place.

Our HCT platform is designed for advanced chemical recycling of plastic waste and partial upgrading of heavy crude oils (bitumen) among other applications. While the current commercialization milestones and timelines disclosed in the Prospectus focus on the plastics applications, we continue to evaluate and develop the HCT process for the bitumen application. This work includes ongoing research and development activities, technology evaluation, and engagement with prospective partners in the oil and petrochemical sectors.

RISK FACTORS

An investment in the Corporation's securities is speculative and involves a high degree of risk due to the nature of the Corporation's business. Prospective investors should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, the other information contained in this Prospectus Supplement, the Shelf Prospectus and the information incorporated by reference herein and therein (and in particular, the risk factors discussed under the heading "Risk Factors" in the AIF).

The risks and uncertainties described in this Prospectus Supplement, the Shelf Prospectus and the information incorporated by reference herein and therein are those the Corporation currently believes to be material, but they are not the only ones the Corporation faces. If any of the following risks, or any other risks and uncertainties that the Corporation has not yet identified or that it currently considers not to be material, actually occur or become material risks, the Corporation's business, prospects, financial condition, results of operations and cash flows and consequently the price of the Corporation's publicly traded securities could be materially and adversely affected. In all these cases, the trading price of the Corporation's publicly traded securities could decline, and the Investor could lose all or part of its investment.

Sales of a substantial number of our Common Shares, or the perception that such sales may occur, may adversely impact the price of our Common Shares.

Sales of a substantial number of our Common Shares in the public markets could depress the market price of our Common Shares and impair our ability to raise capital through the sale of additional equity securities. Substantially all of our outstanding Common Shares may be sold in the public market. If substantial additional Common Shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Common Shares could decline. Sales of a substantial number of Common Shares in the public market could occur at any time. In addition, the issuance of our Common Shares in the Offering could result in resales of our Common Shares by our current shareholders who may be concerned about the potential ownership dilution of their holdings. In turn, these sales could have the effect of depressing the market price for our Common Shares. We cannot predict the effect that future sales of our Common Shares would have on the market price of our Common Shares.

Our constating documents permit the issuance of an unlimited number of Common Shares, and the purchaser of the Common Shares will have no pre-emptive rights in connection with such further issuance. Our directors have discretion to determine the price and the terms of further issuances. We cannot predict the size of future sales and issuances of securities or the effect, if any, that such future sales and issuances of securities will have on the market price of our Common Shares. The issuance of additional securities and the exercise of common share purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect prevailing market prices of our Common Shares.

There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased in the Offering.

There is no market through which the Warrants may be sold, and the Corporation does not expect such a market to develop. In addition, the Company does not plan on making an application to list the Warrants on Nasdaq, the CSE, or any other securities exchange or other trading system. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices for the Warrants and the liquidity of the Warrants. Except in limited circumstances specified in the Warrants, holders of the Warrants will not be entitled to any voting rights, dividends or other rights as shareholders of the Company, prior to the exercise of their Warrants. In addition, the Warrants have an exercise price of US$10.13 per Warrant Share and expire three years from the date of issuance on June 9, 2025. If the price of the Common Shares does not exceed the exercise price of the Warrants during the period when the Warrants are exercisable, the Warrants may not have any value.

The Corporation will have broad discretion over the use of proceeds from the Offering.

The Corporation currently intends to allocate the net proceeds received from the Offering as described under the heading "Use of Proceeds" however management of the Corporation will have broad discretion in the application of the net proceeds from the Offering pursuant to this Prospectus Supplement and the Shelf Prospectus, as well as the timing of their expenditures. Given the broad discretion given to the Corporation's management in the actual application of the net proceeds received from the Offering, the Corporation may elect to allocate proceeds differently from that described under the heading "Use of Proceeds" if the Corporation believes it would be in its best interests to do so, which may be in ways that an investor may not consider desirable. The failure by the Corporation's management to apply any funds received effectively could have a material adverse effect on its business and results of operations. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds received from the Offering are not applied effectively, the Corporation's business, financial condition and results of operations may suffer, which could adversely affect the price of the Common Shares on the open market.

Investors may not be able to obtain enforcement of civil liabilities against the Corporation.

The Corporation is incorporated under the Business Corporations Act (British Columbia) ("BCBCA") and is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Corporation also has subsidiaries organized under the laws of Canada and the Netherlands. While two of the Corporation's directors are residents of the United States, the majority of its directors and officers reside outside the United States, including in Canada and Europe. In addition, all or a substantial portion of the assets of the Corporation and such directors and officers are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon the Corporation or its directors and officers who are not U.S. residents, or to enforce judgments obtained in U.S. courts against them under U.S. federal or state securities laws. There is uncertainty as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada or other foreign jurisdictions, including the Netherlands. Similarly, there is doubt as to whether an original action could be brought successfully in Canada or other jurisdictions to enforce liabilities based solely on U.S. federal or state securities laws. Moreover, if a judgment is obtained in a Canadian court against one or more of the Corporation's directors or officers for violations of Canadian securities laws or otherwise, enforcement of such judgment may be difficult in jurisdictions outside Canada. Foreign courts may refuse to recognize or enforce such judgments for a variety of reasons, including conflicts with local laws or public policy, or lack of jurisdiction. Even if a foreign court agrees to hear a claim, it may apply local law rather than Canadian or U.S. law, and proving the content of foreign law in such proceedings can be a complex, time-consuming, and costly process. Procedural matters in such cases will also be governed by the laws of the foreign jurisdiction. Accordingly, investors may have limited recourse against the Corporation or its directors and officers in the event of a claim under U.S. or Canadian securities laws, which could adversely affect their ability to recover damages.

We may be classified as a "passive foreign investment company," or "PFIC," which may have adverse U.S. federal income tax consequences for U.S. Holders of our Units.

We will be a PFIC if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of "passive" income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the "asset test"). In determining whether we are a PFIC, we are permitted to take into account the assets and income of our wholly owned subsidiaries because we own 100% of their stock. However, even if we take into account the assets and income of our subsidiaries, we may still be considered a PFIC for this year and possibly later years, depending on a number of factors, including the composition of our income and assets, how quickly we use our liquid assets (including the cash raised pursuant to this offering), the market price of our Common Shares, and fluctuations in that price. Because the Units consist of Common Shares and Warrants, a U.S. Holder (as defined herein) should be aware that PFIC rules may apply to both components.

If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the Common Shares or Warrants and on the receipt of distributions on the Common Shares, to the extent such gain or distribution is treated as an "excess distribution." A U.S. Holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Common Shares or Warrants, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. Holder holds our Common Shares or Warrants. Please refer to the section titled "Certain U.S. Federal Income Tax Considerations" for a more detailed discussion. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to their investment in the Units.

If a U.S. Holder is treated as owning at least 10% of the Common Shares (including through Warrants acquired as part of the Units), such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of the Common Shares, such U.S. Holder may be treated as a "United States shareholder" with respect to each "controlled foreign corporation" in the Corporation's group, if any. Because the Corporation's group includes one or more U.S. subsidiaries, certain of the Corporation's non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether the Corporation itself is treated as a controlled foreign corporation. In connection with the acquisition of Units, a U.S. Holder will be treated as acquiring both a Common Share and a fractional warrant. The warrant may be treated as a separate security for U.S. federal income tax purposes. The classification and treatment of the warrant could affect the determination of whether a U.S. Holder meets the 10% ownership threshold for purposes of the CFC rules, particularly if the warrant is exercisable for additional Common Shares and is considered to confer voting power or value. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of "Subpart F income," "global intangible low-taxed income" (GILTI), and investments in U.S. property by controlled foreign corporations, regardless of whether the Corporation makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation.

Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the running of the statute of limitations with respect to such shareholder's U.S. federal income tax return for the year for which reporting was due. The Corporation cannot provide any assurances that it will assist its investors in determining whether any of its non-U.S. subsidiaries are treated as controlled foreign corporations or whether any investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, the Corporation cannot provide any assurances that it will furnish to any U.S. Holder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in the Units, including the treatment of the Warrants.

As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its U.S. shareholders.

The Corporation is a foreign private issuer under applicable U.S. federal securities laws and, therefore, it is not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. In addition, the Corporation is eligible to utilize the MJDS adopted by the United States and Canada, which the Corporation elects to take advantage of in certain cases (including for purposes of this Prospectus Supplement, the Shelf Prospectus and the Registration Statement of which this Prospectus Supplement forms a part). As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although it is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation's officers, directors and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation's shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of Aduro as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Corporation is exempt from the proxy rules under the U.S. Exchange Act. Potential fluctuations in financial results make financial forecasting difficult.

The Corporation's revenues, cash flows, and operating results may vary significantly from quarter to quarter due to the nature of its business and the early-stage commercialization of its proprietary Hydrochemolytic™ technology, which could materially and adversely affect the trading price of the Common Shares.

The Corporation's revenues, cash flows, and operating results may vary significantly from quarter to quarter due to the nature of its business and the early-stage commercialization of its proprietary Hydrochemolytic™ technology. The Corporation operates in emerging markets such as advanced chemical recycling, bitumen upgrading, and renewable fuel production, where revenue generation is influenced by factors including the timing and scale of pilot projects, strategic partnerships, technology validation milestones, and regulatory developments. Sales and margins may be lower than anticipated in any given period due to general economic conditions, fluctuations in commodity prices, evolving environmental regulations, delays in customer adoption, or changes in contractual arrangements. In addition, cash receipts may vary depending on the timing of payments under collaboration agreements, grants, or licensing arrangements. As a result, quarter-to-quarter comparisons of financial performance may not be meaningful, and the Corporation's results in any given quarter may not be indicative of future performance. It is possible that in one or more future quarters, the Corporation's financial results may fall below the expectations of securities analysts or investors, which could materially and adversely affect the trading price of the Common Shares.

The Corporation has a limited operating history and has not yet achieved commercial revenues.

The Corporation is in the early stages of developing and commercializing its Hydrochemolytic™ Technology and has not yet generated revenue from commercial operations. As a result, the Corporation has a limited operating history upon which an investor can evaluate its business and prospects. The Corporation's future success is subject to many uncertainties, including its ability to scale its technology, secure commercial partnerships, and generate sustainable revenues. There is no assurance that the Corporation will achieve profitability or that its business model will prove to be commercially viable.

The Corporation's success depends on its ability to scale its technology and secure commercial partnerships.

The Corporation's business model is based on licensing its proprietary technology and forming strategic partnerships to support commercialization. The Corporation's ability to generate revenue depends on the successful scale-up of its technology and the execution of commercial agreements with third parties. There can be no assurance that the Corporation will be able to scale its technology to commercial levels or that it will be successful in entering into definitive agreements with prospective partners or customers.

The Corporation operates in a highly competitive and evolving industry.

The clean technology and chemical recycling sectors are rapidly evolving and characterized by intense competition. The Corporation competes with both established companies and emerging technologies, many of which have greater financial, technical, and marketing resources. Technological advancements or the development of more effective or cost-efficient alternatives by competitors could render the Corporation's technology less attractive or obsolete.

The Corporation may not be able to adequately protect its intellectual property.

The Corporation's success depends in part on its ability to protect its proprietary Hydrochemolytic™ Technology and other intellectual property rights. There is no assurance that the Corporation's patents will not be challenged, invalidated, or circumvented, or that the Corporation will be able to successfully defend its intellectual  property, including its trademarks, copyrights, patents, and trade secrets, in the event hat any of these rights are infringed or misappropriated. The Corporation may also be subject to claims that it is infringing the intellectual property rights of third parties, which could result in costly litigation or licensing arrangements.

The Corporation is subject to evolving environmental and regulatory frameworks.

The Corporation's operations are subject to environmental laws and regulations in the jurisdictions in which it operates. The regulatory landscape for chemical recycling, renewable fuels, and clean technologies is evolving and may vary significantly between jurisdictions. Changes in applicable laws, regulations, or government policies could increase compliance costs, delay project timelines, or limit the Corporation's ability to operate or expand its business.

The Corporation may face challenges in processing contaminated or variable feedstocks.

The Corporation's technology is designed to process complex and often contaminated feedstocks, such as mixed plastic waste and heavy crude oil. These materials present technical challenges, including variability in composition, contamination levels, and physical properties. Such challenges may impact process efficiency, scalability, and the quality of end products, and may require additional investment in pre-processing or quality control systems.

The Corporation's future success depends on its ability to attract and retain qualified personnel.

The Corporation's ability to execute its business strategy depends on the continued service of its executive officers, technical personnel, and other key employees. The loss of any of these individuals could adversely affect the Corporation's operations and development efforts. The Corporation may also face challenges in attracting and retaining qualified personnel in a competitive labor market, particularly in the clean technology and engineering sectors.

The Corporation may be adversely affected by supply chain disruptions.

As the Corporation advances toward commercial deployment, it may rely on third-party suppliers for specialized equipment, components, and materials. Global supply chain disruptions, including those caused by geopolitical tensions, pandemics, or natural disasters, could delay development timelines, increase costs, or limit the Corporation's ability to scale its operations.

The Corporation's operations may be affected by geopolitical risks and global economic conditions.

The Corporation's business may be impacted by global economic and political conditions, including inflation, interest rate fluctuations, trade restrictions, and geopolitical conflicts. Such factors may affect the availability of financing, the stability of supply chains, and the willingness of potential partners or customers to engage in long-term agreements.

Negative cash flows from operations.

The Corporation currently incurs negative cash flows from operating activities, primarily due to ongoing research and development expenses, technology scale-up efforts, and general administrative costs. As an early-stage clean technology company, the Corporation has not yet commercialized its Hydrochemolytic™ Technology platform or generated revenues from commercial operations. The Corporation expects to continue to incur negative cash flows from operations for the foreseeable future as it advances its technology, conducts demonstration projects, and builds strategic partnerships. The Corporation's ability to achieve and sustain positive cash flows will depend on its success in commercializing its technology, securing licensing agreements, and managing operating costs. There can be no assurance that the Corporation will ever generate positive cash flows from operations, and continued negative cash flows may require the Corporation to raise additional capital, which may not be available on favorable terms or at all.

USE OF PROCEEDS

The Corporation will receive all proceeds of the Warrant Exercise Price per whole Warrant Share upon issuance of the Warrant Shares upon any exercise of the Warrants from time to time. Assuming that all of the Warrants are exercised prior to the Warrant Expiry Date for cash and that no adjustment based on anti-dilution provisions contained in the Warrant Certificate has taken place, the proceeds to the Corporation will be US$4,502,116.42. There is no assurance as to how many Warrants will be exercised, if any. Accordingly, there is no assurance as to how many Warrant Shares will be issued pursuant to this Prospectus Supplement, if any, or the proceeds of such offering. It is currently anticipated that the net proceeds received from the exercise of Warrants will be used for general corporate and working capital purposes.

The use of the net proceeds is subject to change due to the influence of many evolving variables, including those as described under "Description of Business - Summary of Current Projects" in the AIF, any changes in legislation and regulations, applications for licenses and the receipt of required licenses, renewals and other regulatory approvals. As a result, the Corporation cannot provide definitive details with respect to timing or specific uses of the net proceeds of the Offering. Such decisions will depend on market and competitive factors, as described herein, as they evolve over time. See "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors".

There may be circumstances where for sound business reasons, the Corporation reallocates the use of proceeds depending on the amount of proceeds raised, the time periods in which the proceeds are raised, developments in relation to potential growth initiatives and other strategic opportunities or unforeseen events, see "Risk Factors".

The Corporation has experienced operating losses and cash outflows from operations since incorporation and will require ongoing financing to continue its research and development activities. As the Corporation has not yet achieved profitability, there are uncertainties regarding its ability to continue as a going concern. The Corporation has not earned any revenue or reached successful commercialization of any products. The Corporation's success is dependent upon the ability to finance its cash requirements to continue its activities. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained, or at all. To the extent that the Corporation has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Corporation will be required to raise additional funds through the issuance of additional equity securities, through loan financing, or other means, such as through partnerships with other companies and research and development reimbursements. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained. For additional information, see "Risk Factors".

Prospective investors are cautioned that the above represents the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described above. See "Cautionary Note Regarding Forward-Looking Statements".

Until applied, the net proceeds will be held as cash balances in the Corporation's bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by the Government of Canada or any province thereof in accordance with the Corporation's investment policies.

For detailed information in respect of the Corporation's business objectives and milestones, sources and use of capital, and the application of proceeds from prior offerings by the Corporation, prospective purchasers should carefully consider the information described in the Prospectus, Annual Information Form and the Interim MD&A, to which there has been no material changes since the date of the applicable document.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

Overview

Our authorized share capital consists of (i) an unlimited number of Common Shares without par value of which 29,683,387 were issued and outstanding as of June 9, 2025, and (ii) an unlimited number of preferred shares without par value of which nil shares were issued and outstanding as of June 9, 2025.

See "Description of the Share Capital of the Company" in the Shelf Prospectus for a detailed description of our Common Shares.

CONSOLIDATED CAPITALIZATION

Other than as disclosed under the heading "Prior Sales" herein, there have been no material changes to the share and loan capital of the Corporation on a consolidated basis since the date of the Interim Financial Statements. In addition, as a result of the issuance of the Warrant Shares upon the exercise of the Warrants, the equity capitalization of the Corporation will increase by the amount of the net proceeds, less expenses, attributable to the Warrant Shares and the Corporation's Common Shares outstanding will increase by the amount of Warrant Shares issued on the exercise of Warrants.

PRIOR SALES

The following table summarizes the issuance by the Corporation of Common Shares and of securities that are convertible or exchangeable into Common Shares in the twelve-month period preceding the date of this Prospectus Supplement.

Security	Date of Issuance	Number of Securities	Issue Price or Exercise Price per Security ($)	Expiry Date (if applicable)
Options(1)	April 30, 2021	663,715	2.1125	April 30, 2031
Options(1)	February 22, 2022	325,463	2.34	February 20, 2032
Options(1)	June 20, 2022	123,077	2.2750	June 20, 2032
Options(1)	December 29, 2022	526,816	3.25	December 29, 2027
Options(1)	September 11, 2023	172,386	3.5425	September 11, 2028
Options(1)	November 29, 2023	61,731	3.5425	November 29, 2028
Common Shares(1) (2)	May 16, 2024	4,615	3.25	N/A
Common Shares(1) (3)	May 16, 2024	46,153	2.275	N/A
Common Shares(1) (2)	May 31, 2024	3,076	3.25	N/A
Common Shares(1)(4)	June 17, 2024	834,177	4.225	N/A
Warrants(1)(4)	June 17, 2024	218,408	5.20	June 17, 2026
Warrants(1)(4)	June 17, 2024	20,876	5.20	June 17, 2026
Common Shares(1) (2)	June 17, 2024	41,796	3.25	N/A
Common Shares(1) (2)	July 12, 2024	227,846	3.25	N/A
Common Shares(1) (2)	July 19, 2024	68,946	3.25	N/A
Common Shares(1) (3)	July 19, 2024	20,615	4.8425	N/A
Options(1)	August 6, 2024	742,359	6.50	August 6, 2029
Common Shares(1) (2)	August 8, 2024	21,100	4.225	N/A
Common Shares(1) (2)	August 14, 2024	6,648	1.625	N/A
Common Shares(1) (2)	August 14, 2024	4,615	4.225	N/A
Common Shares(1) (2)	August 14, 2024	80,769	5.20	N/A
Common Shares(1) (3)	August 14, 2024	6,153	3.25	N/A
Common Shares(1) (5)	August 14, 2024	4,102,562	-	N/A
Common Shares(1) (2)	August 30, 2024	51,368	4.225	N/A
Common Shares(1)(6)	November 8, 2024	941,177	4.25 (USD)	N/A
Common Shares(1) (2)	November 8, 2024	105,036	1.625	N/A
Common Shares(1) (2)	November 8, 2024	23,902	4.225	N/A
Common Shares(1) (2)	November 8, 2024	3,846	5.20	N/A
Common Shares(1) (2)	November 22, 2024	30,285	4.225	N/A
Common Shares(1) (2)	November 29, 2024	7,025	1.625	N/A

Security	Date of Issuance	Number of Securities	Issue Price or Exercise Price per Security ($)	Expiry Date (if applicable)
Common Shares(1) (2)	November 29, 2024	984	4.225	N/A
Warrants(1)(7)	December 3, 2024	561	4.675 (USD)	November 7, 2029
Common Shares(1)(7)	December 3, 2024	100,000	4.25 (USD)	N/A
Common Shares(1) (2)	December 6, 2024	47,229	4.225	N/A
Common Shares(1) (3)	December 6, 2024	11,000	2.1125	N/A
Common Shares(1) (3)	December 6, 2024	7,000	2.34	N/A
Warrants(1)(7)	December 11, 2024	1,123	4.675 (USD)	November 7, 2029
Common Shares(1)(7)	December 11, 2024	22,470	4.25 (USD)	N/A
Common Shares(1) (2)	January 9, 2025	761	4.225	N/A
Common Shares(1) (2)	January 9, 2025	269	5.20	N/A
Common Shares(1) (3)	January 9, 2025	12,000	2.1125	N/A
Common Shares(1) (3)	January 9, 2025	14,892	2.34	N/A
Common Shares(1) (3)	January 9, 2025	3,000	3.25	N/A
Options(1)	January 15, 2025	258,000	9.00	January 15, 2030
Common Shares(1) (2)	January 17, 2025	123,572	1.625	N/A
Common Shares(1) (3)	January 17, 2025	20,000	9.00	N/A
Common Shares(1) (2)	January 24, 2025	12,357	1.625	N/A
Common Shares(1) (2)	January 24, 2025	6,617	4.225	N/A
Common Shares(1) (2)	January 24, 2025	1,158	5.20	N/A
Common Shares(1) (3)	January 24, 2025	9,951	3.5425	N/A
Common Shares(1) (3)	January 24, 2025	1,619	6.50	N/A
Common Shares(1) (2)	February 7, 2025	24,615	1.625	N/A
Common Shares(1) (2)	February 7, 2025	17,866	4.225	N/A
Common Shares(1) (3)	February 7, 2025	4,000	2.1125	N/A
Common Shares(1) (3)	February 7, 2025	2,000	2.34	N/A
Common Shares(1) (3)	February 7, 2025	4,000	3.25	N/A
Common Shares(1) (2)	February 14, 2025	6,114	1.625	N/A
Common Shares(1) (2)	February 14, 2025	46,154	4.225	N/A
Common Shares(1) (2)	February 21, 2025	44,465	4.225	N/A
Common Shares(1) (3)	February 21, 2025	20,000	2.1125	N/A
Common Shares(1) (2)	February 28, 2025	8,615	4.225	N/A
Common Shares(1) (2)	March 11, 2025	21,580	4.225	N/A
Common Shares(1) (2)	March 18, 2025	85,924	4.225	N/A
Common Shares(1) (2)	March 26, 2025	70,177	4.225	N/A
Common Shares(1) (3)	March 26, 2025	10,000	9.00	N/A
Common Shares(1) (2)	March 28, 2025	8,152	1.625	N/A
Common Shares(1) (2)	March 28, 2025	129,015	4.225	N/A
Common Shares(1) (2)	April 3, 2025	18,254	4.225	N/A
Common Shares(1) (2)	April 10, 2025	16,507	1.625	N/A
Common Shares(1) (3)	April 10, 2025	20,000	2.1125	N/A
Common Shares(1) (2)	April 24, 2025	275,536	1.625	N/A
Common Shares(1) (3)	May 2, 2025	2,500	2.1125	N/A

Security	Date of Issuance	Number of Securities	Issue Price or Exercise Price per Security ($)	Expiry Date (if applicable)
Common Shares(1) (3)	May 2, 2025	13,847	3.5425	N/A
Common Shares(1) (2)	May 15, 2025	1,539	5.20	N/A
Common Shares(1) (3)	May 15, 2025	10,000	2.34	N/A
Common Shares(1) (3)	May 22, 2025	3,800	2.34	N/A
Common Shares(1) (3)	May 22, 2025	10,000	9.00	N/A
Common Shares(1) (2)	May 29, 2025	6,639	5.20	N/A
Common Shares(1) (3)	June 3, 2025	10,000	2.1125	N/A
Common Shares(1) (3)	June 3, 2025	5,000	2.34	N/A
Common Shares(1) (3)	June 3, 2025	4,500	3.25	N/A
Common Shares(1) (3)	June 5, 2025	10,000	2.1125	N/A
Common Shares(1) (3)	June 5, 2025	10,000	2.34	N/A
Common Shares(1) (3)	June 5, 2025	6,000	3.5425	N/A
Common Shares(1) (2)	June 5, 2025	1,539	5.20	N/A
Common Shares(1) (8)	June 5, 2025	23,170	9.21 (USD)	N/A
Common Shares(1) (9)	June 11, 2025	947,868	8.44 (USD)	N/A
Warrants(1) (9)	June 11, 2025	444,434	10.13 (USD)	June 11, 2028
Common Shares(1) (2)	June 16, 2025	887	5.20	N/A
Common Shares(1) (3)	June 16, 2025	10,000	2.1125	N/A
Common Shares(1) (3)	June 16, 2025	5,385	6.50	N/A
Common Shares(1) (3)	June 18, 2025	5,000	3.25	N/A
Common Shares(1) (10)	June 18, 2025	1,572	9.6167 (USD)	N/A
Common Shares(1) (11)	June 20, 2025	142,180	8.44 (USD)	N/A
Common Shares(1) (3)	June 24, 2025	76,924	2.1125	N/A
Common Shares(1) (3)	June 24, 2025	15,385	3.25	N/A
Options(1)	July 3, 2025	738,500	13.50	July 3, 2030
Common Shares(1) (3)	July 9, 2025	4,500	2.1125	N/A
Common Shares(1) (3)	July 9, 2025	3,000	2.34	N/A
Common Shares(1) (3)	July 9, 2025	3,000	3.25	N/A
Common Shares(1) (3)	July 9, 2025	3,000	3.5425	N/A
Common Shares(1) (12)	July 11, 2025	35,000	N/A	N/A
Common Shares(1) (2)	July 24, 2025	44,578	5.20	N/A
Common Shares(1) (3)	July 24, 2025	4,366	2.1125	N/A
Common Shares(1) (3)	August 5, 2025	30,654	2.1125	N/A
Common Shares(1) (3)	August 5, 2025	3,000	2.34	N/A
Common Shares(1) (3)	August 5, 2025	10,885	3.25	N/A
Common Shares(1) (3)	August 5, 2025	1,500	6.50	N/A
Common Shares(1) (3)	August 13, 2025	9,846	3.25	N/A
Common Shares(1) (3)	September 5, 2025	11,500	2.1125	N/A
Common Shares(1) (3)	September 5, 2025	9,500	3.25	N/A
Common Shares(1) (3)	September 5, 2025	4,000	6.50	N/A
Common Shares(1) (3)	September 5, 2025	4,000	9.00	N/A
Common Shares(1) (3)	September 15, 2025	2,000	2.1125	N/A
Common Shares(1) (3)	September 15, 2025	9,499	3.25	N/A
Common Shares(1) (3)	September 18, 2025	5,000	6.50	N/A
Common Shares(1) (3)	October 6, 2025	13,000	2.1125	N/A
Common Shares(1) (3)	October 6, 2025	6,500	3.25	N/A
Common Shares(1) (3)	October 6, 2025	1,500	3.5425	N/A

Security	Date of Issuance	Number of Securities	Issue Price or Exercise Price per Security ($)	Expiry Date (if applicable)
Common Shares(1) (3)	October 6, 2025	4,000	6.50	N/A
Common Shares(1) (3)	October 14, 2025	10,000	2.34	N/A
Common Shares(1) (2)	October 14, 2025	71,090	10.13 (USD)	N/A
Common Shares(1) (3)	October 17, 2025	5,000	9.00	N/A
Common Shares(1) (13)	October 17, 2025	999	17.0067 (USD)	N/A
Common Shares(1) (2)	October 28, 2025	29,500	10.13 (USD)	N/A
Common Shares(1) (3)	October 28, 2025	5,000	6.50	N/A
Common Shares(1) (2)	November 7, 2025	53,231	5.20	N/A
Common Shares(1) (3)	November 7, 2025	12,000	2.1125	N/A
Common Shares(1) (3)	November 7, 2025	11,000	3.25	N/A
Common Shares(1) (3)	November 7, 2025	92,308	4.16	N/A
Common Shares(1) (3)	November 7, 2025	2,000	6.50	N/A
Common Shares(1) (2)	November 21, 2025	6,154	5.20	N/A
Common Shares(1) (3)	November 21, 2025	3,000	9.00	N/A

______________________

(1) Adjusted on a post-consolidation basis

(2) Common Shares issued pursuant to exercises of Warrants

(3) Common Shares issued pursuant to exercises of stock options

(4) Securities issued pursuant to a LIFE Offering which closed on June 17, 2024

(5) Common Shares issued pursuant to conversion of Class B Special Warrants on August 14, 2024

(6) Common Shares issued pursuant to the Company's initial public offering.

(7) Securities issued pursuant to the exercise of an Over-Allotment Option which was granted by the Company in an Underwriting Agreement dated November 6, 2024 to Craft Capital Management LLC, pursuant to the Company's initial public offering.

(8) Common Shares issued at a deemed price of US$9.21 per Common Share pursuant to cashless exercise of 47,058 underwriter warrants, issued in connection with the Company's initial public offering which closed on November 8, 2024.

(9) Securities issued pursuant to a MJDS Offering which closed on June 11, 2025.

(10) Securities issued pursuant to the exercise of an Over-Allotment Option which was granted by the Company in an Underwriting Agreement dated June 9, 2025 to D. Boral Capital LLC, pursuant to the Company’s MJDS Offering which closed on June 11, 2025.

(11) Common Shares issued at a deemed price of US$9.6167 per Common Share pursuant to cashless exercise of 3,061 underwriter warrants, issued in connection with the Company's initial public offering which closed on November 8, 2024.

(12) Common Shares issued upon the vesting of restricted share units of the Company.

(13) Common Shares issued at a deemed price of US$17.0067 per Common Share pursuant to cashless exercise of 1,378 underwriter warrants, issued in connection with the Company's initial public offering which closed on November 8, 2024.

TRADING PRICE AND VOLUME

Our Common Shares are listed on the Nasdaq under the symbol "ADUR", on the CSE under the symbol "ACT", and on the Frankfurt Exchange in Germany under the symbol "9D5".

The following table sets forth, for the periods indicated, the reported high and low market prices and the aggregate volume of trading of our Common Shares on the Nasdaq in U.S. dollars.

Month	High ($)	Low ($)	Volume Traded
November 2025	14.69	9.59	6,227,273
October 2025	17.66	12.62	5,886,243
September 2025	14.28	10.63	5,066,876
August 2025	12.23	10.01	4,531,854
July 2025	12.40	8.68	5,933,189
June 2025	11.97	7.66	8,086,793
May 2025	9.23	5.17	3,765,876
April 2025	5.81	3.49	1,821,807
March 2025	5.48	4.50	1,067,563
February 2025	6.11	5.15	1,020,660
January 2025	6.55	5.32	1,475,350

The following table sets forth, for the periods indicated, the reported high and low market prices and the aggregate volume of trading of our Common Shares on the CSE in Canadian dollars.

Month	High (C$)	Low (C$)	Volume Traded
November 2025	20.50	13.55	286,351
October 2025	24.61	17.75	426,503
September 2025	19.60	14.77	297,934
August 2025	16.79	13.90	299,103
July 2025	16.95	12.25	273,097
June 2025	17.00	11.74	539,281
May 2025	12.34	7.30	490,645
April 2025	7.80	5.01	235,031
March 2025	7.95	6.52	221,364
February 2025	8.79	7.33	166,218
January 2025	9.31	7.70	206,971
December 2024	9.25	7.44	187,612

Reflects the share consolidation on the basis of one (1) post-consolidation Common Share for three and one quarter (3.25) pre-consolidation Common Share effective August 20, 2024.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of our Common Shares. This summary applies only to U.S. Holders that acquire our Common Shares pursuant to this prospectus and does not apply to any subsequent U.S. Holder of our Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of our Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, net investment income, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of our Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of our Common Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary addresses certain U.S. federal income tax considerations applicable to the acquisition, ownership, and disposition of the Units, each consisting of one Common Share and one-half of one Warrant. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), published rulings and administrative positions of the IRS, U.S. court decisions, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), all as in effect and available as of the date hereof. These authorities are subject to change, possibly with retroactive effect, which could materially affect the tax consequences described herein. This summary does not address all tax considerations that may be relevant to a particular investor's circumstances, nor does it address any state, local, or non-U.S. tax considerations. In addition, this summary does not address the tax consequences to holders subject to special tax rules, such as banks, insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, partnerships or other pass-through entities, or persons that hold the Units as part of a straddle, hedge, conversion transaction, or other integrated investment.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of our Common Shares or Warrants that is for U.S. federal income tax purposes:

• an individual who is a citizen or resident of the U.S.;

• a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

• an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

• a trust that

a. is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions; or

b. has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of Common Shares or Warrants pursuant to this prospectus (whether or not any such transactions are undertaken in connection with the purchase of Common Shares or Warrants pursuant to this prospectus).

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership or disposition of our Common Shares or Warrants by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a "mark-to-market" accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own our Common Shares or Warrants as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire our Common Shares or Warrants in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our securities other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of our outstanding shares.

This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "ITA"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold our securities in connection with carrying on a business in Canada; (d) persons whose securities in our company constitute "taxable Canadian property" under the ITA; or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership or disposition of our Common Shares or Warrants.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds our Common Shares or Warrants, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the acquisition, ownership or disposition of our Common Shares or Warrants generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax considerations for any such partner or partnership (or other "pass-through" entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our Common Shares or Warrants.

Acquisition of Our Securities

A U.S. Holder generally will not recognize gain or loss upon the acquisition of our Common Shares for cash pursuant to this prospectus. A U.S. Holder's holding period for such Common Shares will begin on the day after the acquisition.

For U.S. federal income tax purposes, the purchase price for each Common Share and accompanying Warrant will be allocated between these two components in proportion to their relative fair market values at the time they are purchased by the U.S. Holder. This allocation of the purchase price will establish a U.S. Holder's initial tax basis for U.S. federal income tax purposes in the Common Shares and Warrant.

For this purpose, the company will allocate US$8.435 of the purchase price to each Common Share and US$0.005 of the purchase price to each one-half (1/2) of one Warrant. However, the IRS will not be bound by such allocation of the purchase price, and therefore, the IRS or a U.S. court may not respect the allocation set forth above. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price. No opinion of legal counsel or ruling from the IRS concerning the allocation of the purchase price to the Common Share and the Warrant has been obtained or is currently planned to be requested.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

The following discussion is subject in its entirety to the rules described below under the headings "PFIC Status of Our Corporation" and "Consequences to You of PFIC Status."

Exercise of Warrants

A U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Common Share (unless cash is received in lieu of the issuance of a fractional share). A U.S. Holder's initial tax basis in the Common Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder's tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. It is unclear whether a U.S. Holder's holding period for the Common Share received on the exercise of a Warrant would commence on the date of exercise of the warrant or the day following the date of exercise of the Warrant.

Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the warrant sold or otherwise disposed of.  Any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the warrant is held for more than one year.  Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Warrants Without Exercise

Upon the lapse or expiration of a warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder's tax basis in the warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Common Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder's proportionate interest in the "earnings and profits" or the Corporation's assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See more detailed discussion of the rules applicable to distributions made by the Corporation at "Distributions on Our Common Shares" below).

Ownership and Disposition of Our Common Shares

Distributions on Our Common Shares

Subject to the "passive foreign investment company" ("PFIC") rules discussed below (see "Tax Consequences if Our Corporation is a PFIC"), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our Common Shares (including Common Shares acquired for the exercise of Warrants) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of our company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of our company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see "Sale or Other Taxable Disposition of Our Common Shares" below). However, we may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by our company with respect to our Common Shares will constitute a dividend. Dividends received on our Common Shares generally will not be eligible for the "dividends received deduction" available to U.S. corporate shareholders receiving dividends from U.S. corporations. If our company is eligible for the benefits of the Canada-U.S. Tax Convention or our Common Shares are readily tradable on an established securities market in the U.S., dividends paid by our company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that our company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Our Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of our Common Shares (including Common Shares acquired from the exercise of Warrants), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder's holding period for such security is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

PFIC Status of Our Corporation

A non-U.S. corporation is considered a passive foreign investment company or "PFIC" for any taxable year if either:

  at least 75% of its gross income for such taxable year is passive income (the "passive income test"); or
  at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the "asset test")

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

In determining whether we are a PFIC, we are permitted, under Code Section 1297(c), to take into account, on a pro rata basis, the income and the assets of any entity of which we own (or are treated under the Code as owning) at least 25% of the stock by value (a so-called "look-through subsidiary"). Because we own 100% of the stock of our subsidiaries, in determining our PFIC status we will take into account their income and assets (other than certain assets, or the income therefrom, that are subject to intercompany transfers). As discussed below, PFIC status is determined on an annual basis and our status as a PFIC under the passive income test may change from year to year.

In determining whether we are a PFIC under the assets test, a number of different kinds of assets must be taken into account. In this offering we expect to raise for our Corporation considerable cash. The IRS has stated that cash, even if held as working capital, produces passive income and is therefore a passive asset. Our status as a PFIC under the assets test will therefore depend in part on how quickly we spend the cash that we raise. Our status as a PFIC could also depend on the value of our stock as determined by the market (which may be volatile). PFIC status based on assets is calculated annually and is based on the average quarterly value of our assets. Accordingly, our status as a PFIC based on the assets test could change from year to year.

Based on the foregoing, it is not possible to determine whether we will be characterized as a PFIC for the current taxable year or any subsequent year until after the close of the relevant year. We must make a separate determination each year as to whether we are a PFIC (under either the asset test or the passive income test), and there can be no assurance with respect to our status as a PFIC for the current or any future taxable year. We or a related entity express no opinion as to the Corporation's or a related entity's status as a PFIC for the current or any future or prior year. U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested.

If we are a PFIC for any year during which you hold our Common Shares or Warrants, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our Common Shares or Warrants, even if in a succeeding taxable year we are no longer classified as a PFIC. However, if we cease to be a PFIC, you may avoid the adverse effects of the PFIC regime thereafter by making a "purging election" (as described below) with respect to the Common Shares. A discussion of other ways in which you may be able to mitigate some of the adverse effects of PFIC status are also discussed below.

Consequences to You of PFIC Status

If we are a PFIC for a taxable year during which you hold Common Shares or Warrants, you will be subject to special tax rules with respect to any "excess distribution" that you receive, and with respect to any gain that you realize from a sale or other disposition (including a pledge) of the Common Shares or Warrants, in that year and subsequent years, unless you make a "mark-to-market" election as discussed below. You will be subject to these rules for the first year in which we are a PFIC and for all subsequent years unless (i) we cease to be classified as a PFIC and (ii) you make a "purging election", as discussed below

"Excess distributions" are distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during (i) the three preceding taxable years or (ii) your holding period for the Common Shares or Warrants, whichever is shorter. Under the special tax rules that apply to excess distributions, and to gains realized from a disposition of our Common Shares, the excess distribution or gain will be allocated ratably (on a daily basis) over your holding period for the Common Shares;
  the amount allocated to your current taxable year, and any amount allocated to any tax year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income arising in the current taxable year; and
  the amount allocated to each of your other taxable year(s) - i.e., prior years during which we were a PFIC - will be subject to the highest tax rate in effect for that year; moreover, interest charges generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of excess distribution or disposition cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Common Shares or Warrants cannot be treated as capital, even if you hold the Common Shares as capital assets.

"Mark-to-market" election. To elect out of the excess distribution tax treatment discussed above, a U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election for such stock. The mark-to-market election is available only for "marketable stock", which is stock that is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter ("regularly traded") on a qualified exchange or other market. A "qualified exchange or other market" is defined in applicable U.S. Treasury regulations as a national securities exchange registered with the SEC or a national market system established pursuant to section 11A of the Securities Exchange Act of 1934, or a foreign securities exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The Nasdaq Capital Market is a qualified exchange or other market, but we are uncertain as to whether our Common Shares will meet the requirements to be "regularly traded." If our Common Shares do not trade regularly on the Nasdaq Capital Market or other qualified exchange or market, the mark-to-market election would not be available to you were we to be or become a PFIC.

If the mark-to-market election is available and you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Common Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Common Shares as of the close of such taxable year over your adjusted basis in such Common Shares. Such excess will be treated as ordinary income and not capital gain. Under the mark-to-market rules you are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Common Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Your basis in the Common Shares will be adjusted to reflect any such income or loss amounts.

If you sell or otherwise dispose of any Common Shares that are subject to a mark-to-market election, any gain on the sale or other disposition is treated as ordinary income. Any loss incurred on such sale or disposition is treated as an ordinary loss, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Common Shares.

If you make a valid mark-to-market election and if we subsequently make dividend distributions, the tax rules that apply to distributions by corporations which are not PFICs would apply to such distributions, except that the lower applicable capital gains rate for qualified dividend income discussed above under "Distributions on Our Common Shares" generally would not apply.

"Purging election." If you do not make a timely "mark-to-market" election (as described above), and if we were a PFIC at any time during the period you hold our Common Shares, then such Common Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a "purging election" for the year we cease to be a PFIC. A "purging election" creates a deemed sale of such Common Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules, described above, that apply to excess distributions. As long as we are not thereafter a PFIC, dividends distributed by us (or gains from the sale of our Common Shares) following a purging election will no longer be subject to the rules (described above) that apply to excess distributions. As a result of the purging election, you will have a new basis (equal to the fair market value of the Common Shares on the last day of the last year in which we are treated as a PFIC) and a new holding period (which new holding period will begin the day after such last day) in your Common Shares for tax purposes.

Qualified electing fund election. In some cases a U.S. Holder of stock in a PFIC may make a "qualified electing fund" election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC generally includes in gross income for a taxable year such holder's pro rata share of the corporation's earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides the U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC, such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code that apply to "excess distributions" and dispositions described above.  However, under the proposed Treasury Regulations, for the purposes of the PFIC rules, the holding period for any Common Shares acquired upon the exercise of a Warrant will begin on the date a U.S. Holder acquires the Warrants (and not the date the Warrants are exercised).  This will impact the availability, and consequences, of the mark-to-market election with respect to Common Shares acquired on the exercise of a Warrant.  Thus, a U.S. Holder will have to account for Common Shares acquired in this offering and Common Shares acquired on the exercise of a Warrant under the PFIC rules and the applicable elections differently. In addition, it is unclear whether the mark-to-market election  or the purging election may be made with respect to the Warrants. A qualified election fund election is not permitted with respect to options to acquire stock, such as the Warrants. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares and Warrants, and the availability of certain U.S. tax elections under the PFIC rules.

THE PFIC RULES ARE COMPLEX. THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. THE COMPANY HAS NOT AND WILL NOT MAKE A DETERMINATION IF IT IS A PFIC IN THE CURRENT TAX YEAR OR ANY FUTURE TAX YEAR. EACH PROSPECTIVE INVESTOR IN THE COMMON SHARES OR WARRANTS IS URGED TO CONSULT THEIR OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF THE COMMON SHARES OR WARRANTS IN LIGHT OF SUCH PROSPECTIVE INVESTOR'S OWN CIRCUMSTANCES.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of our Common Shares or Warrants may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to our Common Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership, sale or other taxable disposition of our Common Shares or Warrants, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on our Common Shares, and (b) proceeds arising from the sale or other taxable disposition of our Common Shares or Warrants generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number ("TIN") (generally on Form W-9), (b) furnishes an incorrect U.S. TIN, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. TIN and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules are allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Certain Reporting Requirements

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of  "specified foreign financial assets" includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person, and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder's shares of our Common Shares or Warrants are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938 for specified foreign financial assets, filing obligations relating to the PFIC rules including possible reporting on IRS Form 8621, and any other applicable reporting requirements.

A U.S. Holder that acquires Common Shares or Warrants generally will be required to file Form 926 with the IRS if (1) immediately after the acquisition such U.S. Holder, directly or indirectly, or by attribution, owns at least 10% of the Common Shares, or (2) the amount of cash transferred in exchange for common shares during the 12-month period ending on the date of the acquisition exceeds US$100,000. Significant penalties may apply for failing to satisfy these filing requirements. U.S. Holders are urged to contact their tax advisors regarding these filing requirements.

Non-U.S. Holders

A non-U.S. Holder is a beneficial owner (other than a partnership or disregarded entity for U.S. federal income tax purposes) of the Common Shares or Warrants that is not a U.S. Holder.

Subject to the U.S. backup withholding rules described above, non-U.S. Holders of the Common Shares or Warrants generally will not be subject to U.S. withholding tax on distributions with respect to, or gain on sale or disposition of, the Common Shares or Warrants.

Non-U.S. Holders who are engaged in a trade or business in the United States who receive payments with respect to the Common Shares or Warrants that are effectively connected with such trade or business should consult their own tax advisers with respect to the U.S. tax consequences of the ownership and disposition of the Common Shares or Warrants. Individuals who are present in the United States for 183 days or more in any taxable year should also consult their own tax advisers as to the U.S. federal income tax consequences of the ownership and disposition of the Common Shares or Warrants.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO HOLDERS OF OUR COMMON SHARES OT WARRANTS WITH RESPECT TO THE ACQUISITION, OWNERSHIP OR DISPOSITION OF OUR COMMON SHARES OR WARRANTS. HOLDERS OF OUR COMMON SHARES OR WARRANTS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of our securities acquired by a holder who, at all relevant times, (a) for the purposes of the ITA (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm's length with us, and is not affiliated with us, (iii) acquires our Common Shares and Warrants in this offering and holds such Common Shares, Warrants and Common Shares acquired on the exercise of Warrants as capital property, (iv) does not use or hold the Common Shares or Warrants in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not a "registered non-resident insurer" or "authorized foreign bank" (each as defined in the ITA), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (the "Tax Treaty"), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as "U.S. Holders", and this summary only addresses such U.S. Holders and assumes that such U.S. Holders qualify for benefits under the Tax Treaty and provide the required proof of eligibility for benefits to the required intermediary.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the ITA, the regulations thereunder in force at the date hereof, the current provisions of the Tax Treaty, and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the ITA and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the ITA, all amounts relating to the acquisition, holding or disposition of our securities must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange that is acceptable to the Canada Revenue Agency.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder, and no representation with respect to the Canadian federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all prospective purchasers (including U.S. Holders as defined above) should consult with their own tax advisors for advice with respect to their own particular circumstances.

Allocation of Offering Price

A U.S. Holder will be required to allocate the Offering Price between each Common Share and one-half (1/2) of one Warrant comprising and Offered Unit issued in this offering on a reasonable basis in order to determine their respective costs for purposes of the ITA. The Corporation intends to allocate as consideration for their issue US$8.435 to each Common Share and US$0.005 to each one-half (1/2) of one Warrant. The Corporation believes that such allocation is reasonable but such allocation will not be binding on Canada Revenue Agency or a U.S. Holder. No opinion of legal counsel or ruling from the Canada Revenue Agency concerning allocation between the Common Shares and the Warrants has been obtained or is currently planned to be requested. The cost to a U.S. Holder of a Common Share must be averaged with the adjusted cost base to the U.S. Holder of all Common Shares, if any, held by such holder as capital property immediately prior to the acquisition of Common Shares issued in this offering.

Exercise of Warrants

No gain or loss will be realized by a U.S. Holder upon the exercise of a Warrant to acquire a Common Share. When a warrant is exercised, the U.S. Holder's cost of the Common Share acquired thereby will be equal to the aggregate of the U.S. Holder's adjusted cost base of such Warrant and the exercise price paid for the Common Share. The U.S. Holder's adjusted cost base of the Common Share so acquired will be determined by averaging the cost of the Common Share with the adjusted cost base to such holder of all Common Shares, if any, held by the holder as capital property immediately prior to the acquisition of the Common Share.

Expiry of Warrants

The expiry of an unexercised Warrant will generally result in a capital loss to the U.S. Holder equal to the adjusted cost base of the Warrant to the subscriber immediately before its expiry. The taxation of capital gains and capital losses is described below under the subheading "Disposition of Our Warrants Sold in this Offering."

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on our Common Shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Tax Treaty, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Holder that beneficially owns such dividends and substantiates eligibility for the benefits of the Tax Treaty is generally 15% (unless the beneficial owner is a company that owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is generally reduced to 5%).

Disposition of Our Common Shares Sold in this Offering

A U.S. Holder will not be subject to tax under the ITA on a capital gain realized on a disposition or deemed disposition of Common Shares, unless such shares is "taxable Canadian property" to the U.S. Holder for purposes of the ITA and the U.S. Holder is not entitled to relief under the Tax Treaty.

Generally, our Common Shares will not constitute "taxable Canadian property" to a U.S. Holder at the time of disposition if our Common shares are listed on a "designated stock exchange" as defined in the ITA (which currently included the Nasdaq, CSE and FSE) unless the following two conditions are met (the "TCP Conditions"): (A) at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) "Canadian resource properties" (as defined in the ITA), (iii) "timber resource properties" (as defined in the ITA), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists; and (B) at any time during the 60 month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships in which the U.S. Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company. In addition to the foregoing, in certain other circumstances set out in the ITA, the Common Shares can also be deemed to be "taxable Canadian property". The Corporation expresses no opinion as to the status of the Common Shares as taxable Canadian property in the current tax year or in any future tax year. No opinion of legal counsel or ruling from the Canada Revenue Agency concerning the status of the shares as taxable Canadian property has been obtained or is currently planned to be requested.

U.S. Holders who may hold Common Shares as "taxable Canadian property" should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the ITA, none of which is described in this summary.

Disposition of Our Warrants Sold in this Offering

A U.S. Holder will not be subject to tax under the ITA in respect of any capital gain realized by such U.S. Holder on a disposition or deemed disposition of our Warrants sold in this offering unless such Warrants constitute "taxable Canadian property" to the U.S. Holder for purposes of the ITA and such U.S. Holder is not entitled to relief under the Tax Treaty.

Generally, provided Common shares are listed on a "designated stock exchange" as defined in the ITA (which currently includes the Nasdaq, CSE, and FSE) at the time of disposition, a Warrant sold in this offering will not constitute taxable Canadian property of a U.S. Holder, unless at any time during the 60-month period immediately preceding the disposition the TCP Conditions outlined under "Disposition of our Common Shares Sold in this Offering" are met. The ITA may also deem the Warrants sold in this offering to be taxable Canadian property in certain circumstances. The Corporation expresses no opinion as to the status of the Warrants as taxable Canadian property in the current tax year or in any future tax year. No opinion of legal counsel or ruling from the Canada Revenue Agency concerning the status of the Warrants as taxable Canadian property has been obtained or is currently planned to be requested.

U.S. Holders who may hold Warrants as "taxable Canadian property" should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the ITA, none of which is described in this summary.

LEGAL MATTERS

Certain legal matters relating to Canadian and United States law with respect to the Offering will be passed upon on behalf of the Corporation by Cozen O'Connor LLP.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our current auditors are De Visser Gray LLP, independent registered public accounting firm, with a business address at 401 - 905 West Pender Street, Vancouver, British Columbia V6C 1L6, Canada. De Visser Gray LLP is registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board.

The transfer agent and registrar of our Common Shares is Computershare Investor Services Inc., of 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

INTERESTS OF EXPERTS

De Visser Gray LLP has prepared the auditor's report with respect to the Corporation's annual financial statements for the years ended May 31, 2025 and 2024, which is incorporated by reference into the Shelf Prospectus and this Prospectus Supplement. De Visser Gray LLP has advised that they are independent in accordance with and within the meaning of the applicable rules and related interpretations prescribed by the relevant professional bodies in Canada and the rules and standards of the United States Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

ENFORCEMENT OF CIVIL LIABILITIES

The Corporation is a corporation incorporated under and governed by the BCBCA. Some of the directors and officers of the Corporation, and some of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside Canada or the United States, and all or a substantial portion of their assets are located outside Canada and the United States. The Corporation has appointed an agent for service of process in Canada, but it may be difficult for holders of securities who reside in Canada to effect service within Canada upon those directors who are not residents of Canada. It may also be difficult for holders of securities who reside in Canada to realize in Canada upon judgments of courts of Canada predicated upon the Corporation's civil liability and the civil liability of the directors and officers of the Corporation under applicable securities laws.

In addition, it may be difficult for investors who reside in the U.S. to effect service within the U.S. upon those of the Corporation's directors, officers and experts who are not residents of the U.S. It may also be difficult for investors who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon the Corporation's civil liability and the civil liability of the Corporation's directors, officers and experts under the U.S. federal securities laws. A final judgment for a liquidated sum in favor of a private litigant granted by a U.S. court and predicated solely upon civil liability under U.S. federal securities laws would, subject to certain exceptions identified in the law of individual provinces and territories of Canada, likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon U.S. federal securities law on application of the conflict of laws principles of the province or territory in Canada in which the claim is brought.

The Corporation filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Cogency Global Inc., with an address at 122 East 42nd Street, 18th Floor, New York, New York, USA 10168, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of Securities under this Prospectus.

Certain of the Corporation's directors, namely W. Marcus Trygstad, James E. Scott, and Marie Grönborg reside outside of Canada. Directors of the Corporation residing outside of Canada have appointed Aduro Clean Technologies Inc., 542 Newbold St., London, Ontario N6E 2S5, Canada as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.

CERTIFICATE OF ADURO CLEAN TECHNOLOGIES INC.

Dated: December 15, 2025

The short form base shelf prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement, as required by the securities legislation of British Columbia and Ontario.

"Offer Vicus"	"Mena Beshay"
OFER VICUS Chief Executive Officer and Director	MENA BESHAY Chief Financial Officer

On behalf of the Board of Directors

"Peter Kampian"	"W. Marcus Trygstad"
PETER KAMPIAN Director	W. MARCUS TRYGSTAD Principal Scientist and Director

C-1

CERTIFICATE OF THE PROMOTERS

Dated: December 15, 2025

The short form base shelf prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement, as required by the securities legislation of British Columbia and Ontario.

"Offer Vicus"	"W. Marcus Trysgstad"
OFER VICUS Chief Executive Officer and Director Promoter	W. MARCUS TRYSGSTAD Principal Scientist and Director Promoter

C-2

This short form prospectus is a base shelf prospectus and has been filed under legislation in the Canadian provinces of Ontario and British Columbia that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. Unless an exemption from the prospectus delivery requirement has been granted, or is otherwise available, the legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be offered or sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This preliminary short form base shelf prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Aduro Clean Technologies Inc. at 542 Newbold St. London, Ontario N6E 2S5, Canada, telephone: (604)362-7011, and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	December 15, 2025

ADURO CLEAN TECHNOLOGIES INC.

US$60,000,000

Common Shares

Preferred Shares

Debt Securities

Warrants

Share Purchase Contracts

Subscription Receipts

Units

Aduro Clean Technologies Inc. (the "Company", "Aduro", "us" or "we") may offer and issue from time to time common shares ("Common Shares"), preferred shares ("Preferred Shares" and together with the Common Shares, "Equity Securities" or "Shares"), debt securities ("Debt Securities"), warrants ("Warrants") to acquire any of the other securities that are described in this short form base shelf prospectus (the "Prospectus"), Share Purchase Contracts (as defined under "Description of Share Purchase Contracts" herein), subscription receipts ("Subscription Receipts"), units ("Units") comprised of one or more of any of the other securities that are described in this Prospectus, or any combination of such securities (all of the foregoing collectively, the "Securities" and individually, a "Security"), for up to an aggregate offering price of US$60,000,000 (or its equivalent in Canadian dollars or any other currencies), in one or more transactions during the 25-month period that this Prospectus, including any amendments hereto, remains effective.

(continued on next page)

We will provide the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more prospectus supplements (each a "Prospectus Supplement") to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series. One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See "The Selling Securityholders".

All dollar amounts in this Prospectus are in Canadian dollars, unless otherwise indicated. See "Currency Presentation and Exchange Rate Information".

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. For the purposes of applicable securities laws, each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities issued pursuant to this Prospectus.

The Securities may be sold pursuant to this Prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us or any selling securityholders. This Prospectus may qualify an "at-the-market distribution" (as such term is defined in National Instrument 44-102 - Shelf Distributions). The Company does not currently anticipate conducting an at-the-market offering in any jurisdiction of Canada. If the Company decides to proceed with an at-the-market offering in Canada by filing a prospectus supplement pursuant to the Prospectus at a future point in time, it will first amend the Prospectus to file the Prospectus under legislation in all jurisdictions of Canada. In connection with any underwritten offering of Securities, other than an at-the-market offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution". A Prospectus Supplement will set out the names of any underwriters, dealers, agents or selling securityholders involved in the sale of our Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such Securities, including the net proceeds we expect to receive from the sale of such Securities, if any, the amounts and prices at which such Securities are sold and the compensation of such underwriters, dealers or agents.

Aduro will file an undertaking with applicable securities regulatory authorities that we will not distribute Securities that, at the time of distribution, are novel specified derivatives or novel asset-backed securities, without first pre-clearing with the applicable regulator the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such Securities.

The Common Shares are listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “ADUR”, on the Canadian Securities Exchange (the “CSE”) under the symbol “ACT”, and on the Frankfurt Exchange in Germany under the symbol “9D50”. On December 12, 2025, the closing prices of the Common Shares on the Nasdaq and the CSE were US$12.77 and C$17.81, respectively. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. There is currently no market through which such Securities may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus and the applicable Prospectus Supplement relating to such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See the "Risk Factors" section of the applicable Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Aduro is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Aduro prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), which differ from accounting principles generally accepted in the United States of America.

Prospective investors should be aware that the acquisition of Securities may have tax consequences both in the United States and in Canada. This Prospectus does not discuss U.S. or Canadian tax consequences and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in this Prospectus or any applicable Prospectus Supplement may be residents of Canada and that all or a substantial portion of the assets of the Company and said persons are located outside of the United States. See "Enforceability of Civil Liabilities".

The Company's common shares have experienced, and may continue to experience, significant price volatility. Factors unrelated to the Company's operating performance, such as investor sentiment, market conditions, and activities of investor relations (IR) or stock promotion providers, may also contribute to rapid and substantial increases or decreases in the stock price. Engagements with IR or stock promotion providers, even for limited or relationship-testing purposes, may increase visibility and trading activity, which could result in higher volatility. There is a risk that promotional activities, if not properly disclosed or managed, could lead to increased volatility or regulatory scrutiny. Investors should be aware that the Company's stock price may fluctuate for reasons unrelated to its financial condition or results of operations.

The specific terms of the securities with respect to a particular offering will be set out in one or more prospectus supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of Preferred Shares, the designation of the particular series, the number of shares offered, the offering price, the currency, dividend rate, if any, and any other terms specific to the Preferred Shares being offered; (iii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for the Debt Securities being offered, the maturity, the interest provisions, the authorized denominations, the offering price, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the Debt Securities are secured, affiliate-guaranteed, senior or subordinated and any other terms specific to the Debt Securities being offered; (iv) in the case of Warrants, the offering price, the designation, number and terms of the Common Shares, Preferred Shares or Debt Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms; (v) in the case of Share Purchase Contracts, whether the Share Purchase Contracts obligate the holder to purchase or sell or both purchase and sell Common Shares, whether the Share Purchase Contracts are to be prepaid or not or paid in instalments, any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied, whether the Share Purchase Contracts are to be settled by delivery, any provisions relating to the settlement of the Share Purchase Contracts, the date or dates on which the sale or purchase must be made, whether the Share Purchase Contracts will be issued in fully registered or global form and the material income tax consequences of owning, holding and disposing of the Share Purchase Contracts; (vi) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the subscription receipts for Common Shares, Preferred Shares, Debt Securities or Warrants, as the case may be, and any other specific terms; and (vii) in the case of Units, the designation, number and terms of the Common Shares, Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts or Subscription Receipts comprising the Units; and. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

Certain of the Company's directors, namely W. Marcus Trygstad, James E. Scott, and Marie Grönborg reside outside of Canada. Directors of the Company residing outside of Canada have appointed Aduro Clean Technologies Inc., 542 Newbold St., London, Ontario N6E 2S5, Canada as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See "Risk Factors".

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Our head office is located at 542 Newbold St., London, Ontario N6E 2S5, Canada, and our registered and records office is located at Suite 2501, Bentall 5, 550 Burrard Street, Vancouver, British Columbia V6C 2B5, Canada.

TABLE OF CONTENTS

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS

We have not authorized anyone to provide readers with information different from that contained in this Prospectus (or incorporated by reference herein). We take no responsibility for, and can provide no assurance as to, the reliability of any other information that others may give readers of this Prospectus. We are not making an offer of Securities in any jurisdiction where the offer is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law.  It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. We do not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

The Company currently has an effective base shelf prospectus dated May 28, 2025 (the "Original Base Prospectus"). The Company does not currently have any plans to initiate additional drawdowns under the Original Base Prospectus and is withdrawing the Original Base Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at the address set forth on the cover page of this Prospectus, and are also available electronically at www.sedarplus.ca ("SEDAR+") and www.sec.gov ("EDGAR").

The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) the annual information form dated August 27, 2025 for the fiscal year ended May 31, 2025 (the "AIF").

(b) the audited annual consolidated financial statements for the years ended May 31, 2025 and 2024, together with the auditor's report thereon and the notes thereto;

(c) the management discussion and analysis for the year ended May 31, 2025;

(d) the material change report dated June 11, 2025;

(e) the material change report dated June 11, 2025;

(f) the material change report dated June 20, 2025;

(g) the material change report dated July 3, 2025;

(h) the material change report dated August 29, 2025;

(i) the material change report dated September 4, 2025;

(j) the material change report dated November 7, 2025;

(k) the interim condensed consolidated financial statements for the three months ended August 31, 2025, and the notes thereto;

(l) the management discussion and analysis for the three months ended August 31, 2025; and

(m) the notice of annual general meeting of shareholders and information circular dated September 17, 2025.

Any statement contained in this Prospectus or in any document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Any document of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the report of independent registered public accounting firm thereon, management's discussion and analysis and information circulars of the Company filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus shall be deemed to be incorporated by reference into this Prospectus. In addition, all documents filed on Form 6-K, Form 40-F or Form 20-F by the Company with the SEC on or after the date of this Prospectus shall be deemed to be incorporated by reference into the registration statement on Form F-10 (the "Registration Statement") of which this Prospectus forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

Upon the filing of a new annual information form and new annual consolidated financial statements by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management's discussion and analysis of financial condition and results of operations, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management's discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management's discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

References to our website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and we disclaim any such incorporation by reference.

Any "template version" of "marketing materials"  (as those terms are defined in National Instrument 41-101 - General Prospectus Requirements) pertaining to a distribution of Securities filed after the date of a Prospectus Supplement and before termination of the distribution of Securities offered pursuant to such Prospectus Supplement will be deemed to be incorporated by reference into the Prospectus Supplement for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information in relation to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the offering of the Securities covered by that Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated herein by reference contain forward-looking statements and forward-looking information within the meaning of Canadian and United States securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information may relate to anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking statements and information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements and information are neither historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Specifically, without limiting the generality of the foregoing, all statements and information included in this Prospectus, including the documents incorporated by reference herein, that address activities, events or developments that Aduro expects or anticipates will or may occur in the future, and other statements that are not historical facts, are forward-looking statements and information. These statements and information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking statements and information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions in respect of our ability to build our market share; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to generate our revenue ; our ability to maintain good relationships with our suppliers and customers; our ability to execute on our expansion plans; our ability to execute on additional acquisition opportunities and successfully integrate acquired businesses; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; currency exchange and interest rates; the impact of competition; our potential liability, if any, in connection with environmental matters; the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management's expectations.

Forward-looking statements and information are necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements and information are made or provided, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements and information, including but not limited to the risks described in detail in the section entitled "Risk Factors" and elsewhere in documents incorporated by reference herein. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking statements and information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking statements and information. Accordingly, prospective purchasers should not place undue reliance on the forward-looking statements and information contained in this Prospectus or in the documents incorporated by reference herein.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements and information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements and information. There can be no assurance that such statements and information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Accordingly, readers should not place undue reliance on forward-looking statements and information, which speak only as of the date made or provided. The forward-looking statements and information contained in this Prospectus represent our expectations as of the date of this Prospectus and forward-looking statements and information contained in documents incorporated herein by reference represent our expectations as of the date of such documents (or as otherwise stated), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking statement and information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking statements and information contained in this Prospectus and in the documents incorporated herein by reference are expressly qualified by the foregoing cautionary statements. Prospective purchasers should read this entire Prospectus and any applicable Prospectus Supplement and consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of their investment in the Securities.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Business Corporations Act (British Columbia) (the "BCBCA"). Some of our directors and officers reside principally in Canada, and a substantial portion of our assets and all or a substantial portion of the assets of these persons is located outside the United States. The Company has appointed an agent for service of process in the United States; however it may nevertheless be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or any such persons, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any such persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Cogency Global Inc., with an address at 122 East 42nd Street, 18th Floor, New York, New York 10168, USA, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of Securities under this Prospectus.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

We express all amounts in this Prospectus in Canadian dollars, except where otherwise indicated. References to "$" and "C$" are to Canadian dollars and references to "US$" are to U.S. dollars. On December 12, 2025 the Bank of Canada rate of exchange was C$1.00 = US$0.7263 or US$1.00 = C$1.3769.

WHERE YOU CAN FIND MORE INFORMATION

Aduro files certain reports with, and furnishes other information to, each of the SEC and certain securities regulatory authorities of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, Aduro is exempt from the rules under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") prescribing the furnishing and content of proxy statements, and Aduro's officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Aduro's reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services. Aduro's Canadian filings are available on SEDAR+ at www.sedarplus.ca.

Aduro has filed with the SEC under the U.S. Securities Act of 1933, as amended the Registration Statement relating to the Securities being offered hereunder, of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the Registration Statement will be available on the SEC's website at www.sec.gov.

TRADEMARKS AND TRADE NAMES

This Prospectus includes certain trademarks, such as "Hydrochemolytic", which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this Prospectus may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.

ADURO CLEAN TECHNOLOGIES INC.

Aduro is an early-stage, Ontario-based clean technology company. We have developed a highly flexible and adaptable chemical recycling platform, our Hydrochemolytic™ Technology platform, featuring three unique technologies: Hydrochemolytic™ Plastics Upcycling, Hydrochemolytic™ Bitumen Upgrading, and Hydrochemolytic™ Renewables Upgrading. We currently direct our Hydrochemolytic™ Technology ("HCT") platform toward these three principal application areas. Our technology transforms lower-value feedstocks into useful, higher-value chemical feedstocks and fuels, and is protected by our ten patents (seven granted and three pending). A key strength of our approach is technology versatility that may confer both economic and operational flexibility to minimize implementation risks and costs and maximize implementation speed while adapting to a given customer's specific needs.

Our future business model is based principally on licensing, royalties, and research and development. However, we are still investigating different business models that may be a better fit to our operations. Monetization of the Aduro Clean Technologies platform through a licensing model reduces our need for capital while enabling a pathway to commercialization that our management believes is relatively straightforward, timely, and capital efficient.

We are developing commercial partnerships by means of demonstration projects. Management believes this strategy has been demonstrated to be very effective for building a pipeline of customer interests and agreements. Among the intended business benefits are developing long-term customer and partner relationships, a better understanding of geographical territories behaviors and characteristics and the potential impact of the technology from an environmental, social, and governance criteria. Although our technology can be implemented in stand-alone operations, management currently believes its greatest economic relevance and impact are achieved through integration into existing thermal operation infrastructure; however, this may change as the waste plastic recycling market is relatively young and continues to evolve under changing global regulatory frameworks. To support this objective, we are developing the Next Generation Process ("NGP") Pilot Plant, a demonstration-scale facility, and, if appropriate and validated, future commercial sites. These facilities are designed to validate our HCT at increasing scales, generate performance data, and provide tangible proof of commercial readiness. This approach is intended to enhance confidence among potential licensees and partners. While we continue to investigate different business models, including direct operation and joint ventures, our primary focus remains on enabling licensing opportunities through successful demonstration of our technology.

We have developed our technology platform to address different applications and market sectors. We are currently in the stage of scaling up our technology to a commercial process for our plastic and bitumen applications but do not have a definitive timeline for scaling up our technology to a commercial process for our plastic and bitumen applications. In the meantime, we are continuing to engage with prospective customers through technology evaluation projects to guide ongoing development. Recently, we have completed site preparation for the NGP Pilot Plant, received all main systems onsite, and commenced commissioning. Current activities taking place at the NGP Pilot Plant include sequential testing, subsystem verification, wet runs, and process tuning that is expected to run until mid-December 2025, including final preparations for integrated operation. Although we have already significantly progressed the design and construction of the NGP Pilot Plant, the commissioning and initial test runs have not yet been completed and remain as critical steps in our scale-up process. The data generated from the NGP Pilot Plant after its complete commissioning is critical to determine the respective specifications for the next demonstration plant scale and will provide necessary inputs for a life cycle assessment to assess and quantify the environmental performance of the HCT at a pilot scale. Trials of the NGP Pilot Plant are expected to commence in the first quarter of 2026. In addition to the advancement of the NGP Pilot Plant, we have also made advancements towards the demonstration plant. We have completed the basic design of the demonstration plant, selected its engineering partners and vendors, and made decisions regarding the type of site for the demonstration plant and the potential locations for the site. Work is expected to commence on the demonstration plant in early 2026 and commissioning of the demonstration plant is anticipated for the first half of 2027. Trials of the demonstration plant will occur in 2027, following the commissioning of the demonstration plant. These milestones reflect our ongoing progress toward commercial deployment of our technology.

We face a number of challenges in our industry given that we are a new and different concept from the existing approaches in our industry and our technology is not yet tested in a commercial setting. We also face many of the common challenges in upscaling of chemical processes, including challenges related to mass- and heat transfer, and equipment design. Some particular challenges include the handling of solid or semi-solid feedstock (plastic waste, bitumen), and the high degree of contamination (especially in waste plastic). In addition, our industry has a significant amount of unsettled regulation and many different approaches and strategies, as well as competition from an oversupply of low-cost, oil-derived virgin plastic.

While we have been successful with these engagements for the evaluation of our technology so far, and we are currently in discussions with a number of prospective customers and potential partners for possible collaboration, we currently do not have any definitive partnership agreements in place.

Our HCT platform is designed for advanced chemical recycling of plastic waste and partial upgrading of heavy crude oils (bitumen) among other applications. While the current commercialization milestones and timelines disclosed in the Prospectus focus on the plastics applications, we continue to evaluate and develop the HCT process for the bitumen application. This work includes ongoing research and development activities, technology evaluation, and engagement with prospective partners in the oil and petrochemical sectors.

THE SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of our securityholders. The Prospectus Supplement that we will file in connection with any offering of Securities by selling securityholders will include the following information:

• the names of the selling securityholders;

• the number or amount of Securities owned, controlled or directed by each selling securityholder;

• the number or amount of Securities being distributed for the account of each selling securityholder;

• the number or amount of Securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities;

• whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and

• all other information that is required to be included in the applicable Prospectus Supplement.

USE OF PROCEEDS

The net proceeds to the Company from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities. The Company will not receive any proceeds from any sales of Securities offered by a selling securityholder.

The Company has generated negative cash flows from operating activities of $(8,983,851) for the year ended May 31, 2025, and $(2,604,622) for the three-month period ended August 31, 2025. The Company anticipates that it may continue to experience negative cash flows from operating activities in future periods.

The net proceeds from any offering of securities under this base shelf prospectus may be used, in part, to fund anticipated negative cash flows from operating activities in future periods. The extent to which proceeds will be used for this purpose will depend on the Company's operating results and business needs at the time of each offering.

See "Risk Factors" in the Annual Information Form incorporated by reference herein.

The following table sets out the variances between the intended use of proceeds as disclosed in the Prospectus Supplement dated June 9, 2025, and the actual use of such proceeds:

Category	Intended Use of Proceeds (as disclosed in Prospectus Supplement dated June 9, 2025)	Actual Use of Proceeds	Variance / Explanation
Construction of Demonstration-Scale Plant	US$5,000,000	US$250,000	US$4,750,000 The cost associated with the demonstration plant are expected to be incurred in early 2026.
Ongoing Research & Development Costs	US$1,414,234	US$0	US$1,414,234 Utilized existing cash resources
General and Administrative & Working Capital	US$1,025,772	US$1,071,429	(US$45,657)
Total	US$7,440,006	US$1,321,429	US$6,118,577

The variance of approximately US$1.4 million with respect to research and development costs when compared to the Prospectus Supplement dated June 9, 2025 is because none of the proceeds from the June 9, 2025 offering were applied to research and development activities. These expenditures were funded from the Company's existing cash resources rather than the offering proceeds because the Company had sufficient cash resources at that time. As a result, the research and development budget disclosed in the Prospectus Supplement dated June 9, 2025 was not utilized for its originally intended purpose. The unused research and development allocation will not be repurposed for other objectives. Instead, the funds were applied to other categories disclosed in the Prospectus Supplement dated June 9, 2025, including working capital and general corporate purposes, consistent with the Company's operational needs at the time.

Notes:

• The above figures are in U.S. dollars and reflect the net proceeds after underwriting discounts/commissions but before deducting offering expenses.

• The "Construction of Demonstration-Scale Plant" relates to the development of Aduro's demonstration-scale Hydrochemolytic Technology plant, as described in the Prospectus Supplement dated June 9, 2025.

• "Ongoing Research & Development Costs" supports engineering, process optimization, and testing activities.

• "General and Administrative & Working Capital" covers corporate overhead and liquidity needs.

Research & Development Activities

The Company anticipates that more than 10% of the net proceeds from an offering made pursuant to this Prospectus may be allocated to research and development (R&D) activities. This allocation reflects the Company's commitment to advancing its proprietary technologies and supporting innovation initiatives.

The actual allocation of funds to R&D may vary depending on existing cash resources, operational priorities, market conditions, and the progress of ongoing projects. Any material changes will be disclosed in the applicable prospectus supplement and/or in accordance with applicable securities laws.

The Company does not anticipate that any proceeds from this Prospectus will be used to advance the 2025 milestones referenced in the Company's Management Discussion & Analysis for the year ended May 31, 2025. These milestones, including commissioning the NGP Pilot Plant, completing the design of the commercial demonstration unit, progressing technology evaluation projects, expanding customer and industry partner engagement, and building the patent and intellectual property portfolio, are expected to be achieved within the next few months with existing cash on hand.

The Company anticipates that the proceeds from this Prospectus will be used for the same purposes as those raised through the Prospectus Supplement dated June 9, 2025 and the Company's U.S. initial public offering, as follows: ongoing research and development, expenditures related to the demonstration-scale plant, and general corporate purposes and working capital.

Planned Milestones - Next 12 to 24 Months

The following table summarizes the Issuer's planned milestones over the next 12 to 24 months to complete its current business objectives, including estimated costs, amounts incurred to date, timing, and key considerations. Updates on the milestones will be disclosed in the Company's subsequent annual and interim Management Discussion and Analysis filings, as applicable. For additional information regarding the milestones described below, see the "Aduro Clean Technologies Inc." section of this Prospectus.

Milestone	Estimated Cost Range	Amount Incurred to Date	Expected Timing	Key Considerations
Commissioning NGP Pilot Plant (design, construction, commissioning, initial test runs)	$4,100,000 - $4,200,000	$4,000,000	Construction and commissioning expected Q4-2025	No material regulatory barriers; standard permitting and safety certifications obtained.
Preliminary design of commercial Demonstration Plant	$250,000 - $500,000	$200,000	Design completion expected within 12 months	Standard engineering design; no significant regulatory barriers.
Final design, site selection, equipment ordering, and Commissioning of Demonstration Plant	To be determined	To be determined	Site shortlist by end of 2025; final selection early 2026; commissioning targeted for 2027	Dependent on site selection, equipment, operational data, and regulatory approvals based on location.
Progress ongoing technology evaluation projects (Customer Engagement Programs)	Part of ongoing R&D costs; no direct estimate	$Nil	Ongoing; timelines vary by organization	Customization based on feedback; no material regulatory barriers.
Accelerate and expand customer and industry partner engagement	$250,000 - $500,000	$Nil	Next 12-24 months	Barriers include establishing new partnerships and increasing marketing efforts.
Build patent and Intellectual Property portfolio	$400,000 - $500,000	$100,000	Ongoing over next 12-24 months	Barriers include filing new patent applications and maintaining existing patents.

Note: If the Company proceeds with a near-term draw-down on the Prospectus, the Company may decide to scale up the amount of money spent on the existing milestones or utilize the funds for other business objectives, and will set out such use of proceeds in any applicable prospectus supplement along with any other required information.

The total cost for the NGP Pilot Plant is approximately $4.1M, and all major costs have been incurred by the Company to date. These costs were funded using cash on hand and not from the proceeds of the Prospectus Supplement dated June 9, 2025. Costs for the Demonstration Plant and commercial scaleup remain subject to significant uncertainty and will depend on future design, site selection, and operational data. Any outstanding or future costs will be funded from available cash resources or future financings as appropriate. Further, disclosure of use of proceeds in any future prospectus supplement will specify the anticipated costs known or determinable at the time of filing.

DESCRIPTION OF THE SHARE CAPITAL OF THE COMPANY

Our authorized share capital consists of (i) an unlimited number of Common Shares without par value of which 31,413,698 were issued and outstanding as of December 12, 2025, and (ii) an unlimited number of Preferred Shares without par value of which nil shares were issued and outstanding as of December 12, 2025.

Common Shares

Holders of our Common Shares are entitled to vote at all meetings of our shareholders. Under our Articles, the quorum for the transaction of business at a meeting of our shareholders is one or more persons, present in person or by proxy. If the vote occurs by a show of hands, every shareholder and proxyholder present at the meeting and entitled to vote at the meeting has one vote. If the vote occurs by a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and that vote may be exercised either in person or by proxy. Holders of Common Shares also have the right to receive any dividend declared by our board of directors (the "Board") on a pro rata basis and to receive the remaining property of our Company upon dissolution on a pro rata basis. None of our Common Shares are subject to any call or assessment nor pre-emptive or conversion rights. There are no provisions attached to our Common Shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Preferred Shares

Our Preferred Shares may include one or more series and, subject to the BCBCA, the directors of our Company may, by resolution, if none of the shares of that particular series are issued, alter the articles of our Company (the "Articles") and authorize the alteration of the notice of articles of our Company, as the case may be, to do one or more of the following:

• determine the maximum number of shares of that series that our Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

• create an identifying name for the shares of that series, or alter any such identifying name; and

• attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

Dividends

Our Company has no dividend restriction; however, we have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board on the basis of our earnings, financial requirements and other relevant factors.

DESCRIPTION OF DEBT SECURITIES

The Company may issue Debt Securities, separately or together, with Common Shares, Preferred Shares, Warrants, Share Purchase Contracts, Subscription Receipts or Units or any combination thereof, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the "Indenture") to be entered into between the Company and one or more trustees (the "Trustee") that will be named in a Prospectus Supplement for the applicable series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into will be filed with the SEC and the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

• the specific designation of the Debt Securities; any limit on the aggregate principal amount of the Debt Securities; the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

• the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

• the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

• the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

• the covenants applicable to the Debt Securities;

• the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

• whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

• whether the Debt Securities will be issuable in the form of registered global securities, and, if so, the identity of the depositary for such registered global securities;

• any material risk factors relating to such Debt Securities and the Securities to be issued upon any conversion of the Debt Securities;

• the denominations in which registered Debt Securities will be issuable;

• each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

• if other than U.S. dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

• material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Debt Securities;

• any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

• any other terms of the Debt Securities which apply solely to the Debt Securities.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF WARRANTS

The Company may issue Warrants, separately or together, with Common Shares, Preferred Shares, Debt Securities, Share Purchase Contracts, Subscription Receipts or Units or any combination thereof, as the case may be. The Warrants would be issued under a separate Warrant agreement or indenture. The specific terms and provisions that will apply to any Warrants that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

• the number of Warrants offered;

• the price or prices, if any, at which the Warrants will be issued;

• the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

• upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;

• the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

• if applicable, the identity of the Warrant agent;

• whether the Warrants will be listed on any securities exchange;

• whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;

• any minimum or maximum subscription amount;

• whether the Warrants are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;

• any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants;

• material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Warrants and the Securities to be issued upon exchange of the Warrants; and

• any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

The Company may issue share purchase contracts, including contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of Equity Securities, at a future date or dates, or similar contracts issued on a "prepaid" basis (in each case, "Share Purchase Contracts"). The price per Equity Security and the number of Equity Securities may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment be made at a specified future date. The Share Purchase Contracts may be issued separately or as part of Units, and may or may not serve as collateral for a holder's obligations. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Company to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.

The specific terms and provisions that will apply to any Share Purchase Contracts that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts. This description will include, where applicable:

• whether the Share Purchase Contracts obligate the holder to purchase or sell, or both purchase and sell, Equity Securities and the nature and amount of those Equity Securities, or the method of determining those amounts;

• whether the Share Purchase Contracts are to be prepaid or not or paid in installments;

• any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied;

• whether the Share Purchase Contracts are to be settled by delivery, or by reference or linkage to the value or performance of Equity Securities;

• any acceleration, cancellation, termination or other provisions relating to the settlement of the Share Purchase Contracts;

• the date or dates on which the sale or purchase must be made, if any;

• whether such Share Purchase Contracts will be listed on any securities exchange;

• whether the Share Purchase Contracts will be issued in fully registered or global form;

• any material risk factors relating to such Share Purchase Contracts and the Equity Securities to be issued pursuant to the Share Purchase Contracts;

• any rights, privileges, restrictions and conditions attaching to the Share Purchase Contracts;

• material Canadian federal income tax consequences and U.S. federal income tax consequences applicable to the holders of the Share Purchase Contracts; and

• any other material terms or conditions of the Share Purchase Contracts.

The terms and provisions of any Share Purchase Contracts offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Company may issue Subscription Receipts, separately or together, with Common Shares, Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts or Units or any combination thereof, as the case may be. The Subscription Receipts would be issued under an agreement or indenture. The specific terms and provisions that will apply to any Subscription Receipts that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

• the number of Subscription Receipts offered;

• the price or prices, if any, at which the Subscription Receipts will be issued;

• the manner of determining the offering price(s);

• the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

• the Securities into which the Subscription Receipts may be exchanged;

• conditions to the exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

• the number of Securities that may be issued upon the exchange of each Subscription Receipt and the price per Security or the aggregate principal amount, denominations and terms of the series of Debt Securities that may be issued upon exchange of the Subscription Receipts, and the events or conditions under which the amount of Securities may be subject to adjustment;

• the dates or periods during which the Subscription Receipts may be exchanged;

• the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;

• provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

• if applicable, the identity of the Subscription Receipt agent;

• whether the Subscription Receipts will be listed on any securities exchange;

• whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

• any minimum or maximum subscription amount;

• whether the Subscription Receipts are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any material risk factors relating to such Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

• material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

• any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts; and

• any other material terms or conditions of the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF UNITS

The Company may issue Units, separately or together, with Common Shares, Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts or Subscription Receipts or any combination thereof, as the case may be. Each Unit would be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each applicable Security. The specific terms and provisions that will apply to any Units that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

• the number of Units offered;

• the price or prices, if any, at which the Units will be issued;

• the manner of determining the offering price(s);

• the currency at which the Units will be offered;

• the Securities comprising the Units;

• whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

• any minimum or maximum subscription amount;

• whether the Units and the Securities comprising the Units are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any material risk factors relating to such Units or the Securities comprising the Units;

• material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Securities comprising the Units;

• any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

• any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company since the date of the Company's most recently filed financial statements, including, as required, any material change, and the effect of such material change, that will result from the issuance of Securities pursuant to such Prospectus Supplement.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

PRIOR SALES

Prior sales of our Securities will be provided, as required, in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Trading price and volume of our Securities will be provided, as required, in each Prospectus Supplement to this Prospectus.

PLAN OF DISTRIBUTION

We may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by us from time to time. We may distribute the Securities from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to prevailing market prices or at negotiated prices. A description of such pricing will be disclosed in the applicable Prospectus Supplement. We may offer Securities in the same offering, or we may offer Securities in separate offerings.

This Prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents' commissions, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. Securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Only underwriters named in a Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a "best efforts" basis for the period of its appointment.

We and/or the selling securityholders may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market" offering as defined in and subject to limitations imposed by applicable securities laws which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, subject to applicable securities laws, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from us at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Securities, other than the Common Shares, that is not a secondary offering will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts, Subscription Receipts or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts, Subscription Receipts or Units may be sold and purchasers may not be able to resell Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts, Subscription Receipts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts, Subscription Receipts or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts, Subscription Receipts or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts, Subscription Receipts or Units.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. RESIDENTS

The applicable Prospectus Supplement may describe certain U.S. federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the risk factors described under the heading "Risk Factors" in our AIF. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the risk factors described in the documents incorporated by reference herein and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected. Additional risks and uncertainties of which we currently are unaware or that are unknown or that we currently deem to be immaterial could have a material adverse effect on our business, financial condition and results of operation. We cannot assure you that we will successfully address any or all of these risks.

The Company's common shares have experienced, and may continue to experience, significant price volatility. Factors unrelated to the Company's operating performance, such as investor sentiment, market conditions, and activities of investor relations (IR) or stock promotion providers, may also contribute to rapid and substantial increases or decreases in the stock price. Engagements with IR or stock promotion providers, even for limited or relationship-testing purposes, may increase visibility and trading activity, which could result in higher volatility. There is a risk that promotional activities, if not properly disclosed or managed, could lead to increased volatility or regulatory scrutiny. Investors should be aware that the Company's stock price may fluctuate for reasons unrelated to its financial condition or results of operations.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to the Securities, the issue and sale of the Securities will be passed upon on our behalf by Cozen O'Connor LLP as to legal matters relating to Canadian law and U.S. law. No counsel named in this prospectus owns an amount of shares in our Company or its subsidiaries which is material to that counsel, or has a material, direct or indirect economic interest in our Company.

AUDITORS, REGISTRAR AND TRANSFER AGENT

Our current auditors are De Visser Gray LLP, independent registered public accounting firm, with a business address at 401 - 905 West Pender Street, Vancouver, British Columbia V6C 1L6, Canada. De Visser Gray LLP is registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board.

The transfer agent and registrar of our Common Shares is Computershare Investor Services Inc., of 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed or furnished with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the documents listed under the heading "Documents Incorporated by Reference"; (ii) powers of attorney from our directors and officers, as applicable; and (iii) the consent of De Visser Gray LLP. A copy of the form of indenture relating to the Debt Securities, warrant agreement, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, prospectus supplement and any amendment relating to the securities purchased by the purchaser, or in the case of a non-fixed price offering, this right may only be exercised within two business days after receipt or deemed receipt of a prospectus, prospectus supplement and any amendment relating to the securities purchased by the purchaser, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement and any amendment relating to the securities purchased by the purchaser contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

In an offering of warrants, or other convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages under Canadian securities laws for a misrepresentation contained in the prospectus, prospectus supplement or any amendment relating to the securities purchased by the purchaser is limited, in certain provincial securities legislation, to the price at which the warrants, or other convertible, exchangeable or exercisable securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights, or consult with a legal advisor.

Original purchasers of convertible, exchangeable, or exercisable securities (including securities obtained upon an exchange of debt securities, securities obtained upon exercises of warrants, securities obtained from subscription receipts, and securities obtained from share purchase contracts), will have a contractual right of rescission against the Company in respect of the exercise of such convertible, exchangeable, or exercisable securities. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the convertible, exchangeable, or exercisable security, as applicable, the total of the amount paid on original purchase of the convertible, exchangeable, or exercisable security, as applicable and the amount paid upon exercise, in the event that this Prospectus, the applicable prospectus supplement or any amendment contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable, or exercisable security under this Prospectus and the relevant prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable, or exercisable security under this Prospectus and the relevant prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Certain of the Company's directors, namely W. Marcus Trygstad, James E. Scott, and Marie Grönborg reside outside of Canada. Each of these directors has appointed Aduro Clean Technologies Inc., 542 Newbold St., London, Ontario N6E 2S5, Canada, as agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

CERTIFICATE OF ADURO CLEAN TECHNOLOGIES INC.

Dated: December 15, 2025

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of British Columbia and Ontario.

"Ofer Vicus"	"Mena Beshay"
OFER VICUS Chief Executive Officer and Director	MENA BESHAY Chief Financial Officer

On behalf of the Board of Directors

"Peter Kampian"	"W. Marcus Trygstad"
PETER KAMPIAN Director	W. MARCUS TRYGSTAD Principal Scientist and Director

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CERTIFICATE OF THE PROMOTERS

Dated: December 15, 2025

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of British Columbia and Ontario.

"Ofer Vicus"	"W. Marcus Trygstad"
OFER VICUS Chief Executive Officer and Director Promoter	W. MARCUS TRYGSTAD Principal Scientist and Director Promoter